SEQUANS COMMUNICATIONS S.A.
15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone: +33 (0) 1 70 72 16 00

NOTICE OF ORDINARY AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held at 15-55 boulevard Charles de Gaulle, 92700 Colombes on February 12, 2024 at 11:00 a.m. Paris Time

To Our Shareholders:

Notice is hereby given that an ordinary and extraordinary general meeting (the “Combined Meeting”) of the shareholders of Sequans Communications S.A., a société anonyme organized under the laws of France (which we refer to as “Sequans” or the “Company”), will be held at 15-55 boulevard Charles de Gaulle, 92700 Colombes on February 12, 2024 at 11:00 a.m., Paris time, for the following purposes, as more fully described in the accompanying proxy statement:

Within the authority of the Ordinary Shareholders’ Meeting:

1.To approve the appointment of Stéphanie SESSLER as director (the “Appointment”) subject to a condition precedent described herein (the “Governance Resolution”).

Within the authority of the Extraordinary Shareholders’ Meeting:

2.     To review and approve a draft partial asset contribution agreement and to approve the contribution subject thereof, governed by the demerger legal regime (apport partiel d’actifs soumis au régime des scissions), granted by the Company to Sequans Communications SAS, a wholly-owned subsidiary of the Company, of all of its assets and liabilities, rights and obligations of any kind and other legal relationships in relation to its business in accordance with the terms of the Demerger Agreement (as this term is defined herein) subject to the fulfillment or waiver of certain conditions precedent (the “Demerger”), and delegation of powers to the board of directors (the “Board”) to implement such contribution (the “Demerger Resolution”).

3.     To review and approve a draft cross-border merger plan by absorption and to approve the merger by absorption subject thereof, of the Company by Renesas Sting Merger AG, a stock corporation (Aktiengesellschaft) organized under the laws of Germany, in accordance with the terms of the Merger Agreement (as this term is defined herein) subject to the fulfillment or waiver of certain conditions precedent (the “Merger”) and delegation of powers to the Board to implement such cross-border merger (the “Merger Resolution” and, together with the Governance Resolution and the Demerger Resolution, the “Post-Offer Reorganization Resolutions”).

4.     To delegate their authority to the Board for the purpose of carrying out, on one or several occasions, a share capital increase in cash for a maximum nominal amount of 500,000 euros, with cancellation of the shareholders’ preferential subscription right in favour of a designated person, subject to the success of the Offer (as defined below) (the “Share Capital Increase Resolution 1”).

5.     To cancel their shareholders’ preferential subscription right in favor of a designated person (the “Preferential Subscription Right Cancellation Resolution”).

6.     To delegate their authority to the Board for the purpose of carrying out, on one or several occasions, a share capital increase of a maximum nominal amount of 500,000 euros, with the shareholders’ preferential subscription right maintained, subject to the success of the Offer (the “Share Capital Increase Resolution 2” and, together with the Share Capital Increase Resolution 1 and the Preferential Subscription Right Cancellation Resolution, the “Share Capital Increases Resolutions”).

7.     To delegate their authority to the Board for the purpose of carrying out a share capital increase under the conditions set out in Articles L. 3332-18 et seq. of the French Labor Code, with cancellation of the shareholders’ preferential subscription right in accordance with Article L. 225-129-6 of the French Commercial Code (the “Employees Share Capital Increase Resolution”).

Within the authority of the Ordinary Shareholders’ Meeting:

8.     To give powers to carry out all filing and publication formalities required by law (the “Powers Resolution”).

This proxy statement will also provide information to shareholders of Sequans concerning the offer (the “Offer”) made by Renesas Electronics Europe GmbH, a company with limited liability organized under the laws of Germany (Gesellschaft mit beschränkter Haftung - GmbH) (“Purchaser”), and a direct wholly-owned subsidiary of Renesas Electronics Corporation, a public company organized under the laws of Japan (“Parent”), to purchase all of the issued and outstanding ordinary shares of the Company, nominal value €0.01 per share (the “Ordinary Shares”) and American Depositary Shares, each representing four (4) Ordinary Shares (which we refer to as “ADSs”), of Sequans for US$0.7575 per Ordinary Share and US$3.03 per ADS, and Ordinary Shares issuable upon the exercise of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares), in cash, without interest. The Offer was commenced by Purchaser on September 11, 2023 pursuant to the Memorandum of Understanding, dated August 4, 2023, by and between Sequans and Parent (the “Memorandum of Understanding”, as amended from time to time), which was filed as Exhibit 99.1 to a Form 6-K filed with the U.S. Securities Exchange Commission on August 7, 2023. A copy of the Memorandum of Understanding is attached as Annex B to the accompanying proxy statement. This is a discussion item only and shareholders will not vote on this item.

The Memorandum of Understanding, the Offer and certain of the other transactions contemplated by the Memorandum of Understanding which would be effected in connection with the Offer are described more fully in the attached proxy statement, and we urge you to read it carefully and in its entirety.

The Board has unanimously determined that the foregoing resolutions and the other transactions contemplated by the Memorandum of Understanding are fair to, and in the best interests of, Sequans and the shareholders of Sequans and approved, authorized and adopted the Memorandum of Understanding and the Offer and the other transactions contemplated by the Memorandum of Understanding; it being specified that one member of the Board, Mr. Sailesh CHITTIPEDDI, did not vote on such decisions of the Board as it would have constituted a conflict of interest for such Board member. The Board made its determination after consultation with its legal and financial advisors and consideration of a number of factors, including those discussed in the attached proxy statement.

The Board recommends that you vote “FOR” the Governance Resolution, “FOR” the Demerger Resolution, “FOR” the Merger Resolution, “FOR” the Share Capital Increases Resolutions and “FOR” the Powers Resolution, and “AGAINST” the Employees Share Capital Increase Resolution.

The failure of the Combined Meeting to adopt the Post-Offer Reorganization Resolutions, the Share Capital Increases Resolutions and the Powers Resolution may delay Purchaser’s ability to consummate the Demerger and the Merger, if the Purchaser decides to consummate the Offer despite such failure. Please note that you are NOT being asked to tender your Ordinary Shares and ADSs with this proxy statement. Pursuant to the Memorandum of Understanding, on September 11, 2023, Purchaser commenced a tender offer for all of the outstanding Ordinary Shares, ADSs, and certain other outstanding equity interests of Sequans.

Your vote is very important, regardless of the number of Ordinary Shares or ADSs you own. The Demerger and the Merger cannot be completed unless the Demerger Resolution, the Merger Resolution and the Share Capital Increases Resolutions are adopted by the affirmative vote of two-thirds of the total number of votes cast at the Combined Meeting, and the Appointment cannot be completed unless the Governance Resolution is adopted by a majority of the votes cast at the Combined Meeting. If we fail to secure the number of votes required to adopt and approve the Governance Resolution, Demerger Resolution, Merger Resolution, Share Capital Increases Resolutions or the Powers Resolution at the Combined Meeting, the Company shall, following consultation with Parent, duly call and give notice of another general meeting to raise the Governance Resolution, the Demerger Resolution, the Merger Resolution, the Share Capital Increases Resolutions and/or the Powers Resolution and so that shareholders can vote their shares in favor of the adoption and approval of such resolutions. The Purchaser may terminate the Offer and the Memorandum of Understanding (and thus, shall not be required to accept for payment or pay for any Ordinary Shares tendered pursuant to the Offer or undertake and perform its other obligations under certain sections of the Memorandum of Understanding) if the Post-Offer Reorganization Resolutions and the Share Capital Increases Resolutions are not adopted at the Combined Meeting or at any subsequent meeting called by the Board.

If the Post-Offer Reorganization Resolutions and the Share Capital Increases Resolutions are not adopted at the Combined Meeting or at any subsequent meeting called by the Board and the Purchaser nevertheless decides to consummate the Offer, following the conclusion of the Offer, Purchaser will own a sufficient number of shares to approve the resolutions, or any alternative shareholder resolutions, without any additional votes from the other shareholders of Sequans. However, the failure to adopt and approve the Governance Resolution, the Demerger Resolution, the Merger Resolution, the Share Capital Increases Resolutions and the Powers Resolution at the Combined Meeting may reduce the likelihood of the Demerger and the Merger closing, and the Appointment being made, in a timely manner or at all, or may delay or prevent the consummation of the Offer.

If you are a holder of Ordinary Shares, you will be eligible to vote at the Combined Meeting. You may (i) vote by submitting your proxy card by mail, (ii) grant your voting proxy directly to the chairman of the Combined Meeting, or (iii) grant your voting proxy to another shareholder, your spouse or your partner with whom you have entered into a civil union. If you vote in advance of the Combined Meeting by submitting your proxy card, you will not be able to change your vote.

If you are a holder of ADSs, you are not entitled to vote directly at the Combined Meeting. Instead, you may instruct The Bank of New York Mellon (BNYM) (the “Depositary”), either directly or through your broker, bank, or other nominee, how to vote the Ordinary Shares underlying your ADSs. Please note that only holders of Ordinary Shares, and not ADS holders, are entitled to vote directly at the Combined Meeting. The Depositary has fixed a record date for the determination of holders of ADSs who shall be entitled to give such voting instructions. We have been informed by the Depositary that it has set January 9, 2024 as the ADS record date for the Combined Meeting (the “ADS Record Date”). If you wish to have your votes cast at the meeting, you must obtain, complete and timely return a voting instruction form from the Depositary, if you are a registered holder of ADSs, or from your broker, bank, or other nominee in accordance with any instructions provided therefrom.

Please read the proxy statement and the accompanying materials. No matter how many Ordinary Shares or ADSs you own, please submit your proxy card or voting instruction form, as applicable, in accordance with the procedures described above.

By Order of the Board of Directors,
Georges Karam
Chief Executive Officer
Colombes, France Dated: January 3, 2024

Annex A English Translation of the full text of resolutions to be voted on at the Combined Meeting A-1
Annex B Memorandum of Understanding     B-1

SUMMARY

The following summary highlights selected information in this proxy statement, delivered on or about January 15, 2024 to all holders of the Company’s Ordinary Shares and ADSs, and may not contain all the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement, its annexes and the documents referred to or incorporated by reference in this proxy statement. Each item in this summary includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under “Where You Can Find More Information”.

Parties to the Transactions

Sequans Communications S.A. (NYSE: SQNS), a société anonyme organized under the laws of France (which we refer to as “Sequans,” “we” or “us”), with headquarters in Colombes, France, is a leading developer of cellular IoT connectivity solutions, providing chips and modules for 5G/4G massive and broadband IoT.

Sequans American Depositary Shares (“ADSs”), each representing four ordinary shares, nominal value €0.01 per share (the “Ordinary Shares”), are listed on the New York Stock Exchange (which we refer to as NYSE), under the symbol “SQNS”.
Sequans Communications S.A.S., a société par actions simplifiée organized under the laws of France, with headquarters in Colombes, France, is a wholly owned subsidiary of Sequans, which was incorporated for the purpose of consummating the Demerger.

Renesas Electronics Corporation (TSE: 6723), a Japanese corporation (which we refer to as “Parent”), with headquarters in Tokyo, Japan, is a premier supplier of advanced semiconductor solutions.

Renesas Electronics Europe GmbH, a private company with limited liability (Gesellschaft mit beschränkter Haftung - GmbH) organized under the laws of Germany, is a wholly owned subsidiary of Parent (which we refer to as “Purchaser”).

Renesas Sting Merger AG, a stock corporation (Aktiengesellschaft) organized under the laws of Germany, is a wholly owned subsidiary of Renesas Electronics Europe GmbH, which was incorporated for the purpose of consummating the Merger.

The Offer and Post-Offer Reorganization

The Offer

As previously announced on September 11, 2023, Purchaser commenced a tender offer (the “Offer”) and, together with Parent, filed a Schedule TO (as it may be amended from time to time, the “Schedule TO”) with the U.S Securities and Exchange Commission (the “SEC”), to acquire all the outstanding Ordinary Shares of the Company (the “Company Shares” or “Ordinary Shares”), including ADSs representing Company Shares. In connection with the Offer, the Company has filed a Schedule 14D-9 with the SEC, including with all agreements and exhibits thereto, as may be amended from time to time (the “Schedule 14D-9”). Unless terminated earlier in accordance with the Memorandum of Understanding, as of the date of this proxy statement, the Offer will expire one (1) minute after 11:59 a.m., New York time, on January 9, 2024 (the “Expiration Time”, unless the Offer is further extended in accordance with the Memorandum of Understanding, in which case “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

Holders who tender Company Shares, upon completion of the Offer, will be entitled to receive US$0.7575 per Ordinary Share and US$3.03 per ADS, without interest and less applicable withholding taxes, payable in cash, upon the terms and conditions set forth in the Memorandum of Understanding and the Offer (the “Offer Price”).

The obligation of Purchaser to consummate the Offer is conditioned upon, among other things, the valid tender pursuant to the Offer of (i) outstanding Company Shares (which have not been properly withdrawn prior to any then scheduled Expiration Date), including those represented by ADSs, (ii) Unsellable Company Shares (as defined herein) for which the Unsellable Share Liquidity Mechanism (as defined in the Memorandum of Understanding) has been entered into (and not properly withdrawn prior to any then scheduled Expiration Date and which underlying Unsellable Company Shares will cease to be subject to a lock-up period within three (3) months following the Offer Acceptance Time) and (iii) Company Shares then beneficially owned by Parent, Purchaser or the Company (if any), representing 90% of (a) all Company Shares (including those represented by ADSs and Unsellable Company Shares) then outstanding, and (b) Company Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, stock appreciation rights or other rights to acquire Company Shares then outstanding (including pursuant to any Company Share Options, Company RSAs and Company Warrants (each as defined in the Memorandum of Understanding), but excluding pursuant to (i) the convertible promissory note due April 9, 2024 issued to Lynrock Lake Master Fund LP by the Company on April 6, 2021 and (ii) the convertible promissory note issued to Nokomis Capital, L.L.C. by the Company in August 2019, as amended by that certain Amendment No. 1, dated March 20, 2020), regardless of whether or not then vested but, in each case, after giving effect to the cancellation of any Company Share Options, Company RSAs and Company Warrants in the manner set forth in the Memorandum of Understanding (the “Minimum Condition”). However, the Minimum Condition may be reduced to any percentage as low as 67% in Parent or Purchaser’s sole discretion.

You are not being asked to tender your shares at the Combined Meeting.

The Post-Offer Reorganization

Following and contingent upon the consummation of the Offer, the parties intend to consummate a series of transactions, including the Demerger, the Merger, and the Post-Merger Reorganization (each as defined herein), utilizing processes available under applicable law to (a) ensure that Purchaser becomes the owner of all of Sequans’ businesses and operations from and after the consummation of the Post-Offer Reorganization and (b) use reasonable best efforts to cause any holders of Company Shares who do not tender their Company Shares in the Offer (including during a subsequent offering period, as it may be extended) to be offered or to receive statutory compensation under applicable law for their Company Shares, without interest and less applicable withholding taxes.

You are not being asked to tender your shares at the Combined Meeting. As a result of the Offer and the other transactions contemplated by the Memorandum of Understanding, Sequans will cease to be a publicly traded company and will be (indirectly) wholly owned by Renesas Electronics Corporation (TSE: 6723). However, even if the resolutions contemplated herein are approved by the shareholders, Purchaser may elect, in its sole discretion, to not effect the Post-Offer Reorganization and may instead elect to take alternative action to effectuate a corporate reorganization in a different way.

The Combined Meeting is being called in connection with the Post-Offer Reorganization for Sequans shareholders to vote on the resolutions to approve the Appointment, the Demerger, the Merger and thr Share Capital Increases Resolutions.

See “Information Related to the Offer and Certain Transactions Contemplated by the Memorandum of Understanding — The Offer and Post-Offer Reorganization — The Post-Offer Reorganization”.

The Appointment

In accordance with the Memorandum of Understanding and effective on the Offer Acceptance Time (as defined herein), Sequans, Parent and Purchaser have agreed to use commercially reasonable efforts to ensure that the Board will be comprised of three (3) directors (or such greater number as specified by Purchaser), including, in the case of the Company, by using commercially reasonable efforts to obtain the necessary resignations of existing directors.

Each of Jehoshua SLONIMSKY, Hubert DUBOSC DE PESQUIDOUX, Yves MAITRE, Dominique PITTELOUD, Wesley CUMMINS, Richard NOTTENBURG and Maria MARCED MARTIN have agreed to resign, each of which resignation is subject to and effective only as of the Offer Acceptance Time. Georges KARAM and Sailesh CHITTIPEDDI will remain on the Board.

Shareholders are being asked to appoint Stéphanie SESSLER as a director, subject to the occurrence of the Offer Acceptance Time and the consummation of the Offer, to serve until the ordinary general meeting of shareholders called to approve the financial statements for the fiscal year ending December 31, 2026.

If the Offer is not consummated and/or the Offer Acceptance Time does not occur, the resignations of the current directors will have no effect and the appointment of Stéphanie SESSLER will not occur.

The Demerger

Following and subject to the consummation of the Offer, and subject to Parent electing, in its sole discretion, to not effect the Post-Offer Reorganization, Sequans intends to transfer all of its assets and liabilities to a société par actions simplifiée organized under the laws of France and wholly owned by Sequans (“Sequans SAS”), in accordance with a draft asset contribution agreement under the demerger regime (apport partiel d’actifs soumis au régime des scissions) in accordance with French law (the “Demerger Agreement” and such transaction, the “Demerger”), in exchange for new ordinary shares of Sequans SAS. In connection with the Demerger, Sequans will file a tax request for a ruling in accordance with article 209 II of the French tax code.

As a result of the Demerger, Sequans SAS would own all of Sequans’ assets and liabilities, rights and obligations of any kind and other legal relationships in relation to Sequans’ businesses and operations with the exception, as the case may be, of those specifically listed in the Demerger Agreement.

See “Information Related to the Offer and Certain Transactions Contemplated by the Memorandum of Understanding — The Offer and Post-Offer Reorganization — The Demerger”.

The Merger

Following and subject to the consummation of the Demerger, and subject to Parent electing, in its sole discretion, to not effect the Post-Offer Reorganization, a cross-border merger will be effectuated of Sequans with and into Renesas Sting Merger AG, a stock corporation (Aktiengesellschaft) organized under the laws of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Düsseldorf under number HRB 102753 (“German Merger Sub”), that is a direct, wholly owned subsidiary of Purchaser, pursuant to a cross-border merger (the “Merger Plan”), in accordance with Sections 305 et seqq. of the German Companies Transformation Act (Umwandlungsgesetz) and Articles L. 236-1 et seq and L. 236-31 et seq. of the French Commercial Code, to be entered into between Sequans and German merger Sub. German Merger Sub will survive the merger contemplated by the Merger Plan (the “Merger”) and as a result of such Merger, each Ordinary Share outstanding immediately prior to the consummation of the Merger will be exchanged into 1 (one) duly authorized, validly issued and fully paid share of German Merger Sub.

Pursuant to the Merger Plan, the completion of the Merger is subject to conditions precedent including notably (i) the completion of the Demerger, (ii) the consummation of the Offer and (iii) approval of the Merger by the Combined Meeting.

Upon the consummation of the Demerger and the Merger, Sequans will cease to exist as a société anonyme organized under the laws of France and the surviving entity shall be German Merger Sub, which, as a result of the Merger, will hold all of the outstanding ordinary shares of Sequans SAS.

Any holders of Ordinary Shares that did not tender such Company Shares or ADSs in the Offer will, as a result of the Demerger and the Merger, own an equivalent proportional equity ownership in German Merger Sub. Upon the consummation of the Merger, each then-outstanding Company RSA, Company Share Option and Company Warrant, in each case, after giving effect to the cancellation of any Company Share Options, Company Warrants and Company RSAs in the manner set forth in the

Memorandum of Understanding, shall be assumed by German Merger Sub on substantially identical terms (including with respect to vesting) and containing substantially similar restrictions.

See “Information Related to the Offer and Certain Transactions Contemplated by the Memorandum of Understanding — The Offer and Post-Offer Reorganization — The Merger”.

The Share Capital Increases Resolutions

The aim of the Share Capital Increases Resolutions is to increase the amount of the shareholders equity (capitaux propres) of the Company in order to allow the completion of the Demerger and of the Merger.

The Post-Merger Reorganization

Following the completion of the Demerger and the Merger and subject to Parent electing, in its sole discretion, to proceed with such reorganization, Purchaser and its affiliates will engage in a series of transactions whereby any holders of equity of German Merger Sub that are not affiliates of Parent will have their equity cancelled in exchange for statutory compensation in accordance with German law (referred to herein as the “Post-Merger Reorganization”). At this time, Purchaser and its affiliates plan to effectuate the Post-Merger Reorganization by way of a merger squeeze out, as further described below.

See “Information Related to the Offer and Certain Transactions Contemplated by the Memorandum of Understanding — The Offer and Post-Offer Reorganization — The Post-Merger Reorganization”

The Merger Squeeze Out

Subject to Parent electing, in its sole discretion, to not effect the Post-Merger Reorganization, prior to the Merger Squeeze Out (as defined below), Parent will (to the extent not already done so, as the case may be) cause Purchaser to change its legal form from a German limited liability (Gesellschaft mit beschränkter Haftung) into a German stock corporation (Aktiengesetz) organized under German law pursuant to Sections 190 et seqq. the German Companies Transformation Act (Umwandlungsgesetz). Following the Demerger and the Merger, Purchaser plans to effectuate a merger of German Merger Sub with and into Purchaser pursuant to Section 62 para. 1 of the German Companies Transformation Act (Umwandlungsgesetz) by way of conclusion of a merger agreement (Verschmelzungsvertrag) between Merger Sub as transferring entity and Purchaser as assuming entity followed by the resolution of the shareholders’ meeting (Hauptversammlung) of German Merger Sub to request the transfer of all shares of German Merger Sub held by persons other than Parent to Parent pursuant to Section 62 para. 5 of the German Companies Transformation Act (Umwandlungsgesetz) in conjunction with Sections 327a et seqq. of the German Stock Corporation Act (Aktiengesetz) against payment of statutory compensation in accordance with German law (the “Merger Squeeze Out”).

In accordance with German applicable laws, a court-appointed valuator shall verify the statutory consideration suggested by Parent payable to holders of shares of German Merger Sub (other than Parent and its affiliates) for the transfer of their shares to Parent in connection with the Merger Squeeze Out.

Effect on Sequans if the Offer is Not Completed

If the Offer is not completed, Sequans shareholders will not receive the Offer Price pursuant to the Offer and the Combined Meeting resolutions that are adopted as a result of the Combined Meeting will have no effect. Instead, Sequans would remain an independent public company organized under the laws of France, ADSs would continue to be listed and traded on The New York Stock Exchange and registered under the Exchange Act and Sequans would continue to make required filings with the SEC. Your vote on the resolutions presented at the Combined Meeting, whether for, against or an abstention, will not affect your ability to tender your Company Shares in the Offer. If the Offer is not consummated for any reason, it should also be noted that Sequans will have to quickly secure one or more new sources of financing to ensure its ongoing operations. Otherwise, Sequans anticipates that it would likely need to significantly downsize or discontinue its operations.

Effect on Sequans if the Governance Resolution, the Demerger Resolution, the Merger Resolution, the Share Capital Increases Resolutions and the Powers Resolution are Not Approved

If each of the following resolutions (together, the “Resolutions”): (i) the appointment of Stéphanie SESSLER as director subject to the occurrence of the Offer Acceptance Time and the consummation of the Offer, to serve until the ordinary general meeting of shareholders called to approve the financial statements for the fiscal year ending December 31, 2026 (the “Governance Resolution”), (ii) the approval of the Demerger Agreement and the approval of the Demerger, and delegation of powers to the Board to implement the Demerger (the “Demerger Resolution”), (iii) the approval of the Merger Agreement and the approval of the Merger, and delegation of powers to the Board to implement the Merger (the “Merger Resolution”), (iv) the Share Capital Increases Resolutions and (v) the granting of powers to carry out all filing and publication formalities required by law (the “Powers Resolution”), are not approved at the Combined Meeting, the Company may, following consultation with Parent, duly call and give notice of another general meeting to consider or reconsider the Resolutions. However, the failure to adopt the Resolutions at the Combined Meeting or any subsequent meeting called by the Board will have no effect on Parent and Purchaser’s obligations to consummate the Offer.

Nonetheless, the Board strongly encourages you to vote “FOR” the Resolutions at the Combined Meeting (except for the Employees Share Capital Increase Resolution, for which the Board encourages you to vote “AGAINST”). Failure to do so could delay the transactions contemplated by the Memorandum of Understanding and such delay could have a negative impact on Sequans’ business and operations. Your vote, or abstention from voting, on the proposals presented at the Combined Meeting will have no effect on your ability to tender your Company Shares pursuant to the Offer. Your vote, or abstention from voting, on the proposals presented at the Combined Meeting will similarly in no way obligate you to tender your Company Shares in the Offer. The approval of the proposals presented at the Combined Meeting will only approve the transactions contemplated thereby if the Offer is consummated in accordance with the Memorandum of Understanding and the Offer.

The Board recommends that you vote “FOR” the Demerger Resolution, “FOR” the Merger Resolution, “FOR” the Share Capital Increase Resolutions, “FOR” the Governance Resolution and “FOR” the Powers Resolution and “AGAINST” the Employees Share Capital Increase Resolution.

The Board has also unanimously resolved that the Post-Offer Reorganization Resolutions be submitted for consideration by the shareholders of Sequans at a Combined Meeting of Shareholders and recommended that the shareholders of Sequans vote to adopt the Resolutions (it being specified, for all these decisions, that one member of the Board, Mr. Sailesh CHITTIPEDDI, did not vote on such decisions of the Board as it would have constituted a conflict of interest for such Board member). See “Recommendation of the Board” in the section titled “Item 4. – The Solicitation or Recommendation – (a) Solicitation or Recommendation” and “Reasons for the Offer and the Other Transactions Contemplated by the Memorandum of Understanding” in the section titled “Item 4 – The Solicitation or Recommendation – (b) Reasons” in the Schedule 14D-9.

The Memorandum of Understanding

A copy of the Memorandum of Understanding is attached as Annex B, and the summary of certain provisions of the Memorandum of Understanding in this proxy statement are included to provide you with information regarding certain terms and does not purport to be complete and is qualified in its entirety by reference to the Memorandum of Understanding filed by Sequans as Exhibit 99.1 to its Form 6-K filed with the SEC on August 7, 2023, Amendment No. 1 to the Memorandum of Understanding filed by Sequans as Exhibit 99.1 to its Form 6-K filed with the SEC on September 11, 2023 and Amendment No. 2 to the Memorandum of Understanding filed by Sequans as Exhibit 99.1 to its Form 6-K filed with the SEC on December 5, 2023, each of which is incorporated herein by reference.

Specific Performance

Sequans and Parent have agreed that in the event of any breach of the Memorandum of Understanding, irreparable damage would occur that monetary damages could not make whole and that accordingly, each party will be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance to prevent or restrain breaches or threatened breaches of the Memorandum of Understanding in any action without the posting of bond or undertaking.

Interests of Certain Persons in the Offer and the Other Transactions Contemplated by the Memorandum of Understanding

When considering the recommendation of the Board that you vote to adopt each of the resolutions presented at the Combined Meeting, you should be aware that certain members of Sequans management and the Board may be deemed to have certain interests in the Offer and the other transactions contemplated by the Memorandum of Understanding that are different from or in addition to the interests of Sequans shareholders generally. The Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Sequans shareholders generally, among other matters, in determining to approve the Memorandum of Understanding, the Offer and the other transactions contemplated by the Memorandum of Understanding and in recommending the resolutions presented at the Combined Meeting. These interests include the following:

•the successful completion of the Offer and the subsequent implementation of the Post-Offer Reorganization may constitute a “Change in Control”, within the meaning of the “managing director agreement” entered into between the Company and the Company’s Chief Executive Officer on December 14, 2016 (the “Corporate Office Agreement”). As a result of such “Change in Control”, the Corporate Office Agreement may be terminated by Purchaser or the Chief Executive Officer in accordance with Section 7.2 of the Corporate Office Agreement and upon the termination, subject to Section 7.3 of the Corporate Office Agreement, (i) the Chief Executive Officer shall receive a termination indemnity in an amount equal to 18 months of his current gross annual base remuneration plus 150% of his current annual bonus (i.e., 1.2M€ in total) and (ii) 100% of all of the Chief Executive Officer’s outstanding equity awards (whether time or performance-based) covering Ordinary Shares of the Company shall become vested and/or exercisable and any reacquisition or repurchase rights held by the Company with respect to such awards shall lapse. The Board unanimously decided, in reliance on the recommendation of the Company’s compensation committee, to grant the Chief Executive Officer the ability to renegotiate with Parent his rights under Section 7.2 of the Corporate Office Agreement (it being specified that one member of the Board, Mr. Sailesh CHITTIPEDDI, who is an employee of Parent, did not vote on such decision of the Board as it would have constituted a conflict of interest for such Board member);

•the successful completion of the Offer will constitute a change of control pursuant to which all 980,000 stock warrants (“Director Warrants”) awarded to directors of the Company by a combined general shareholders’ meeting on June 25, 2021 not yet exercisable will become exercisable from the effective date of such change of control, notwithstanding the vesting period set forth under the Director Warrants issuance agreement, allowing said directors to exercise any and all remaining Director Warrants, provided that such exercise occurs within a period of 90 days following the aforesaid change of control. The directors holding Director Warrants are Mr. Hubert de Pesquidoux,  Mr. Dominique Pitteloud, Mr. Zvi Slonimsky, Mr. Alok Sharma, Mr. Yves Maître, Mr. Richard Nottenburg and Mr. Wesley Cummins;

•one member of the Board, Mr. Sailesh CHITTIPEDDI, did not vote on any decision of the Board relating to Memorandum of Understanding and the transactions contemplated by the Memorandum of Understanding as it would have constituted a conflict of interest for such Board member.

See “Interests of Certain Persons” in the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements – (b) – Arrangements with Directors and Executive Officers of Sequans” in the Schedule 14D-9.

Regulatory Approvals

Sequans and Parent have agreed to cooperate and coordinate with each other and use their respective reasonable best efforts to take all necessary actions to obtain all regulatory approvals, including the expiration or termination of any applicable waiting periods, that are necessary or advisable to commence and complete the Offer, the Post-Offer Reorganization and to consummate and make effective certain transactions that are set forth in the Memorandum of Understanding.

CFIUS Approval. Under the Defense Production Act of 1950, as amended (the “DPA”), certain transactions, including the Offer, may not be completed until: (i) Parent and the Company shall have received written notice from the Committee on Foreign Investment in the United States (“CFIUS”) stating that: (a) CFIUS has concluded that the transactions contemplated by the Memorandum of Understanding do not constitute a “covered transaction” subject to review under Section 721 of the DPA; (b) CFIUS has concluded an assessment, review, or investigation of the transactions contemplated by the Memorandum of Understanding and determined that there are no unresolved national security concerns, and therefore terminated all action under the DPA; or (c) CFIUS has determined, pursuant to 31 C.F.R. § 800.407(a)(2), that it is not able to conclude action pursuant to a CFIUS declaration but has not requested the submission by the parties of a CFIUS notice; or (ii) if CFIUS has sent a report to the President of the United States requesting the President’s decision, then the President has (A) announced a decision not to take any action to suspend or prohibit the transactions contemplated by the Memorandum of Understanding or (B) not taken any action to suspend or prohibit the transactions contemplated by the Memorandum of Understanding after 15 days from the date of receipt of the report from CFIUS. Such approval was obtained by the Company on October 4, 2023.

French FDI Approval. Under applicable French regulations, certain transactions, including the Offer, may not be completed until (i) an express written authorization of the Ministère de l’Economie, which, pursuant to articles L. 151-3, R. 151-1 et seq. of the French Monetary and Financial Code (Code Monétaire et Financier), has been requested, granted and obtained or until confirmation in writing has been received from the Ministère de l’Economie that the proposed transactions do not fall within the scope of articles L. 151-3, R. 151-1 et seq. of the French Monetary and Financial Code (Code Monétaire et Financier). A “Phase II” review was commenced on October 27, 2023 and the receipt of such approval is still pending at the date of filing of this proxy statement.

UK NSI Approval. Under applicable UK regulations, certain transactions, including the Offer, may not be completed until (1) the parties having received confirmation from the Secretary of State in the Cabinet Office or such other United Kingdom relevant authority or regulatory authority or body as the case may be, that has powers under the National Security and Investment Act 2021 (“National Security Authority”) that no further action will be taken in relation to the transactions contemplated by the Memorandum of Understanding or (2) in the event that National Security Authority issues a call-in notice in relation to the transactions contemplated by the Memorandum of Understanding, the National Security Authority having given a final notification or made a final order under the National Security and Investment Act 2021 that allows the transactions to proceed. Such approval was obtained on October 26, 2023.

Taiwan Merger Control Approval. Under the Taiwan Fair Trade Act Act (公平交易法), certain transactions, including the Offer, may not be completed until (i) a decision from the Taiwan Fair Trade Commission (公平交易委員會), which, pursuant to article 13 of the Taiwan Fair Trade Act, does not prohibit the acquisition of the Company pursuant to the transactions contemplated by the Memorandum of Understanding (including, as the case may be, with conditions or undertakings) either by way of a letter decision, or the silence of the Taiwan Fair Trade Commission by the expiration of the waiting period (including any extension thereof) specified in article 11 of the Taiwan Fair Trade Act; or (ii) a confirmation in writing from the Taiwan Fair Trade Commission that the transactions contemplated by the Memorandum of Understanding do not fall within the scope of notifiable mergers under articles 10 through 12 of the Taiwan Fair Trade Act. Such approval was obtained on November 29, 2023.

Japanese Tax Ruling. Parent wishes to obtain a confirmation from the National Tax Agency of Japan (including its subordinate organizations responsible for ruling requests including the Tokyo Regional Tax Bureau) that the Merger, the Demerger and the Merger Squeeze Out (as such term is defined in the Memorandum of Understanding) would not trigger taxable gain under Article 66-6 of Act on Special Measures Concerning Taxations of Japan. The receipt of such confirmation is still pending at the date of filing of this proxy statement.

Market Price of Ordinary Shares

The closing price of our ADSs on NYSE on August 4, 2023, the last trading day prior to the public announcement of the execution of the Memorandum of Understanding, was US$2.13 per ADS. If the Offer is completed, you will be entitled to receive the Offer Price, for each Company Share owned by you, which represents (i) a premium of 42.3% to the closing price on August 4, 2023, (ii) a 7.7 % premium to the volume weighted average price over the twelve months prior to August 4, 2023 and (iii) a 32.6 % premium to the volume weighted average price over the six months prior to August 4, 2023.

On January 2, 2024, the most recent practicable date before the filing of this proxy statement, the closing price for our ADSs on NYSE was US$[●] per ADS. You are encouraged to obtain current market quotations for our ADSs in connection with voting your Ordinary Shares or ADSs.

The Combined Meeting

Time, Date, Place of the Combined Meeting (page )

This proxy statement and the enclosed form of proxy is being furnished to holders of Ordinary Shares and ADSs in connection with the solicitation of proxies by our Board for use at the Combined Meeting, and any postponements, adjournments or continuations thereof (the “Combined Meeting”). The Combined Meeting will be held at 15-55 boulevard Charles de Gaulle, 92700 Colombes, on February 12, 2024 at 11:00 a.m., Paris time.

Record Dates and Quorum

If you are a holder of Ordinary Shares, you will be eligible to vote at the Combined Meeting. You may (i) vote by submitting your proxy card by mail, (ii) grant your voting proxy directly to the chairman of the Combined Meeting, or (iii) grant your voting proxy to another shareholder, your spouse or your partner with whom you have entered into a civil union. If you vote in advance of the Combined Meeting by submitting your proxy card, you will not be able to change your vote.

If you hold ADSs, you may instruct the Depositary, either directly or through your broker, bank, or other nominee, how to vote the Ordinary Shares underlying your ADSs. Please note that only holders of Ordinary Shares, and not ADS holders, are entitled to vote directly at the Combined Meeting. The Depositary has fixed a record date for the determination of holders of ADSs who shall be entitled to give such voting instructions. We have been informed by the Depositary that it has set January 9, 2024 as the ADS record date for the Combined Meeting (the “ADS Record Date”). If you wish to have your votes cast at the meeting, you must obtain, complete and timely return a voting instruction form from the Depositary, if you are a registered holder of ADSs, or from your broker, bank, or other nominee in accordance with any instructions provided therefrom. ADS holders do not have the same rights as holders of our Ordinary Shares. French law governs the rights of holders of our Ordinary Shares. The deposit agreement among the Company, the Depositary and holders of ADSs, and all other persons directly and indirectly holding ADSs, dated May 14, 2018 as amended by an amendment letter dated September 7, 2023 (the “Deposit Agreement”) sets out the rights of ADS holders as well as the rights and obligations of the Depositary.

The representation at the Combined Meeting of one-fifth of all issued and outstanding Ordinary Shares entitled to vote at the Combined Meeting on the decisions within the authority of the ordinary shareholders’ meeting (i.e., the Governance Resolution and the Powers Resolution) and of one-quarter of all issued and outstanding Ordinary Shares entitled to vote at the Combined Meeting on the decisions within the authority of the extraordinary shareholders’ meeting (i.e., the Merger Resolution, the Demerger Resolution and the Share Capital Increases Resolutions) will constitute a quorum at the Combined Meeting, in accordance with our By-laws and French law. Abstentions are not counted as present for the purpose of determining whether a quorum is present.

Vote Required

Approval of each of the Governance Resolution and the Powers Resolution requires the affirmative vote of a simple majority of the votes cast at the Combined Meeting. Approval of each of the Demerger Resolution, the Merger Resolution and the Share Capital Increases Resolutions requires the affirmative vote of two-thirds of the votes cast at the Combined Meeting. The votes cast will not include those attached to shares for which the holder of ADSs or shareholder did not participate in the vote, abstained, or voted blank or void.

With respect to Ordinary Shares, an abstention occurs when a shareholder votes by mail with instructions to abstain from voting regarding a particular matter or without making a selection with respect to a particular matter. With respect to ADSs, an abstention occurs when a holder of ADSs sends proxy instructions to the Depositary to abstain from voting regarding a particular matter or without making a selection with respect to a particular matter. Abstentions will have no effect on the outcome of the vote on matters on which a holder as abstained.

Voting

If you hold Ordinary Shares: you have the right to (i) vote by submitting your proxy card by mail, (ii) grant your voting proxy directly to the chairman of the Combined Meeting, or (iii) grant your voting proxy to another shareholder, your spouse or your partner with whom you have entered into a civil union, provided in each case that you are the holder of record of such Ordinary Shares. If you would like to submit your proxy card by mail and you are a registered holder of our Ordinary Shares, then you should mark the proxy card provided to you, date and sign, and return it, in accordance with the instructions. If you choose to vote by mail, however, your proxy card must be received by the Company by February 9, 2024 in order to be taken into account. So long as the Company receives your proxy card by that date, your shares, subject to French law, will be voted in accordance with your instructions. If you cast your vote by appointing the chairman of the Combined Meeting as your proxy, the chairman of the Combined Meeting will vote your Ordinary Shares in accordance with the Board’s recommendations. If you appoint another shareholder, your spouse or your partner with whom you are in a civil union to act as your proxy, such proxy must be written and made known to the Company.

If you are a holder of ADSs: you may give voting instructions to the Depositary or your broker, bank or other nominee, as applicable, with respect to the Ordinary Shares underlying your ADSs. If you held ADSs as of January 9, 2024 , you have the right to instruct the Depositary — if you held your ADSs directly — or the right to instruct your broker, bank or other nominee — if you held your ADSs through such intermediary — how to vote. So long as the Depositary receives your voting instructions on or prior to 11:59 a.m., New York time, on February 5, 2024, it will, to the extent practicable and subject to French law and the terms of the Deposit Agreement, vote the underlying Ordinary Shares as you instruct. If your ADSs are held through a broker, bank or other nominee, such intermediary will provide you with instructions on how you may give voting instructions with respect to the Ordinary Shares underlying your ADSs. Please check with your broker, bank or other nominee, as applicable, and carefully follow the voting procedures provided to you.

To the extent you provide the Depositary or your broker, bank or other nominee, as applicable, with voting instructions, the Depositary will vote the Ordinary Shares underlying your ADSs in accordance with your instructions.

You also may exercise the right to vote the Ordinary Shares underlying your ADSs by surrendering your ADSs and withdrawing the Ordinary Shares represented by your ADSs pursuant to the terms described in the Deposit Agreement. However, it is possible that you may not have sufficient time to withdraw your Ordinary Shares and vote them at the upcoming Combined Meeting as a holder of record of Ordinary Shares. Holders of ADSs may incur additional costs associated with the surrender and withdrawal process.

INFORMATION RELATED TO THE OFFER AND CERTAIN TRANSACTIONS CONTEMPLATED BY THE MEMORANDUM OF UNDERSTANDING

The Offer and Post-Offer Reorganization

The Offer

As previously announced on September 11, 2023, Purchaser commenced a tender offer (the “Offer”) and, together with Parent, filed a Schedule TO (as it may be amended from time to time, the “Schedule TO”) with the U.S Securities and Exchange Commission (the “SEC”), to acquire all the outstanding Company Shares, including Company Shares represented by ADSs. Holders who tender Company Shares, upon completion of the Offer, will be entitled to receive US$0.7575 per Ordinary Share and US$3.03 per ADS, without interest and less applicable withholding taxes, payable in cash, upon the terms and conditions set forth in the Memorandum of Understanding and the Offer (the “Offer Price”). Unless terminated earlier in accordance with the Memorandum of Understanding, as of the date of this proxy statement, the Offer will expire one (1) minute after 11:59 a.m., New York time, on January 9, 2024 (the “Expiration Time,” unless the Offer is further extended in accordance with the Memorandum of Understanding, in which case “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). In connection with the Offer, the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, including with all agreements and exhibits thereto, as may be amended from time to time (the “Schedule 14D-9”).

The obligation of Purchaser to consummate the Offer is conditioned upon, among other things, the valid tender pursuant to the Offer of (i) outstanding Company Shares (which have not been properly withdrawn prior to any then scheduled Expiration Date), including those represented by ADSs, (ii) Company Shares that were issued pursuant to a Company RSA but are subject to a lock-up period (other than the mandatory lock-up period under Section 102 of the Israeli Tax Ordinance) as of the Offer Acceptance Time (“Unsellable Company Shares”) for which the Unsellable Share Liquidity Mechanism (as defined in the Memorandum of Understanding) has been entered into (and not properly withdrawn prior to any then scheduled Expiration Date and which underlying Unsellable Company Shares will cease to be subject to a lock-up period within three (3) months following the Offer Acceptance Time) and (iii) Company Shares then beneficially owned by Parent, Purchaser or the Company (if any), representing 90% of (a) all Company Shares (including those represented by ADSs and Unsellable Company Shares) then outstanding, and (b) Company Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, stock appreciation rights or other rights to acquire Company Shares then outstanding (including pursuant to any Company Share Options, Company RSAs and Company Warrants (each as defined in the Memorandum of Understanding), but excluding pursuant to (i) the convertible promissory note due April 9, 2024 issued to Lynrock Lake Master Fund LP by the Company on April 6, 2021 and (ii) the convertible promissory note issued to Nokomis Capital, L.L.C. by the Company in August 2019, as amended by that certain Amendment No. 1, dated March 20, 2020), regardless of whether or not then vested but, in each case, after giving effect to the cancellation of any Company Share Options, Company RSAs and Company Warrants in the manner set forth in the Memorandum of Understanding (the “Minimum Condition”). However, the Minimum Condition may be reduced to any percentage as low as 67% in Parent or Purchaser’s sole discretion. For more information on the conditions to the Offer, see “Conditions to the Offer” in the Offer to Purchase.

Sequans will enter into an amendment (the “ADS Deposit Agreement Amendment”) to the Amended and Restated Deposit Agreement, dated May 14, 2018, by and among Sequans and The Bank of New York Mellon as the ADS Depositary (the “ADS Depository”), and all holders from time to time of the ADSs issued thereunder (as amended, the “ADS Deposit Agreement”). As provided by such amendment, if any holders of ADSs do not tender their ADSs during the initial offer period for the Offer, but the Minimum Condition was otherwise satisfied, Purchaser intends to, provided that the appropriate notice of termination has been delivered to the holders of ADSs prior to such time, during a subsequent offering period, offer to purchase the Ordinary Shares underlying any untendered ADSs held by the ADS Depositary (the “Remaining Shares” and such tender offer, the “ADS Offer”), in exchange for the Offer Price. If Purchaser makes the ADS Offer for the Remaining Shares, then the ADS Depositary will cancel the untendered ADSs, will sell all of the Remaining Shares to Purchaser in exchange for the Offer Price, and will hold such aggregate cash payment for the benefit of the holders of such non-tendered ADSs. In this circumstance, the ADS Depositary will arrange to distribute such amount to such holders on a pro rata basis, less any applicable withholding taxes. Any fees and expenses incurred in connection with the cancellation of the ADSs and distribution of the funds resulting from such tender by the ADS Depositary will be funded by Purchaser. As a result, upon Purchaser’s acceptance of the tender of the Company Shares by the ADS Depositary in the Subsequent Offering Period, any holders of untendered ADSs will cease to have any rights with respect to the Ordinary Shares.

The Memorandum of Understanding provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will (and Parent will cause Purchaser to), promptly following the Expiration Date, accept for payment (such time, the “Offer Acceptance Time”) and thereafter, pay for, all Company Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Offer Acceptance Time. It is expected that following the consummation of the Offer, to the extent legally permitted by applicable law, Parent and Purchaser intend to de-list the ADSs from the NYSE, to terminate the registration of the Company Shares under Section 12(g)(4) of the Exchange Act and to suspend Sequans’ reporting obligations under Section 15(d) of the Exchange Act.

The Post-Offer Reorganization

The Memorandum of Understanding provides, among other things, for the Post-Offer Reorganization, utilizing processes available under applicable law to (a) ensure that Purchaser becomes the owner of all of Sequans’ businesses and operations from and after the consummation of the Post-Offer Reorganization and (b) use reasonable best efforts to cause any holders of Company Shares who do not tender their Company Shares in the Offer (including during a subsequent offering period, as it may be extended) to be offered or to receive statutory compensation under applicable law for their Company Shares, without interest and less applicable withholding taxes.

The consummation of the Post-Offer Reorganization is conditioned on the successful consummation of the Offer by Purchaser, in accordance with the terms of the Memorandum of Understanding and the approval of the proposals enacting the

Post-Offer Reorganization by the shareholders of Sequans. Unless these conditions are satisfied, the Post-Offer Reorganization will not be consummated, even if it is approved by the shareholders. Conversely, Parent may elect, in its sole discretion, not to effect the Post-Offer Reorganization, to effect the Post-Offer Reorganization in part, take alternative action to effectuate a corporate reorganization in a different way, or not to effect any corporate reorganization.

The Appointment

In accordance with the Memorandum of Understanding and effective on the Offer Acceptance Time, Sequans, Parent and Purchaser have agreed to use commercially reasonable efforts to ensure that the Sequans Board will be comprised of three (3) directors (or such greater number as specified by Purchaser), including, in the case of the Company, by using commercially reasonable efforts to obtain the necessary resignations of existing directors.

Each of Jehoshua SLONIMSKY, Hubert DUBOSC DE PESQUIDOUX, Yves MAITRE, Dominique PITTELOUD, Wesley CUMMINS, Richard NOTTENBURG and Maria MARCED MARTIN have agreed to resign, each of which resignation is subject to and effective only as of the Offer Acceptance Time. Georges KARAM and Sailesh CHITTIPEDDI will remain on the Board.

The shareholders are being asked to appoint Stéphanie SESSLER as a director, subject to the occurrence of the Offer Acceptance Time and the consummation of the Offer, to serve until the ordinary general meeting of shareholders called to approve the financial statements for the fiscal year ending December 31, 2026.

If the Offer is not consummated and/or the Offer Acceptance Time does not occur, the resignations of the current directors will have no effect and the appointment of Stéphanie SESSLER will not occur.

The Demerger

Following and subject to the consummation of the Offer, and subject to Parent electing, in its sole discretion, to not effect the Post-Offer Reorganization, Sequans intends to transfer all of its assets and liabilities to a société par actions simplifiée organized under the laws of France, and wholly owned by Sequans (“Sequans SAS”), in accordance with a draft asset contribution agreement under the demerger regime (apport partiel d’actif soumis au régime juridique des scissions) in accordance with French law (the “Demerger Agreement” and such transaction, the “Demerger”), in exchange for new ordinary shares of Sequans SAS. In connection with the Demerger, Sequans will file a tax request for a ruling in accordance with article 209 II of the French tax code in order to obtain the transfer to Sequans SAS of Sequans’ available carried-forward tax losses (including carried forward non-deductible interest).

Pursuant to the Demerger Agreement, the completion of the Demerger is subject to conditions precedent including notably (i) the consummation of the Offer and (ii) approval of the Demerger by the Combined Meeting.

In accordance with French applicable law on demerger, one or more court-appointed demerger appraiser(s) shall prepare and present to the shareholders of the involved companies reports on the Demerger (one on the terms of the Demerger and one on the valuation of the assets contributed). Their purpose is to (i) assess the relevance of the net asset to be contributed to Sequans SAS and verify that it is not overestimated, (ii) verify that the value of the contributed net asset is at least equal to the amount of the increase in capital of Sequans SAS and (iii) verify the relevance and the fairness of the relative values of the contributed net asset and the newly issued shares.

The Demerger Agreement will be filed with the Clerk of the Commercial Court of Nanterre (France) and will be made available to the shareholders of Sequans and Sequans SAS together with the relevant documentation as required under French law (including the Demerger appraiser reports) at least 30 days before the date of the Combined Meeting.

As a result of the Demerger, Sequans SAS would own all of the assets and liabilities, rights and obligations of any kind and other legal relationships in relation to Sequans’ businesses and operations with the exception, as the case may be, of those specifically excluded as listed in the Demerger Agreement.

The Merger

Following and subject to the consummation of the Demerger, and subject to Parent electing, in its sole discretion, to not effect the Post-Offer Reorganization, a cross-border merger will be effectuated of Sequans into Renesas Sting Merger AG, a stock corporation (Aktiengesellschaft) organized under the laws of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Düsseldorf under number HRB 102753 (“German Merger Sub”), that is a direct, wholly owned subsidiary of Purchaser, pursuant to a cross-border merger plan (the “Merger Plan”), in accordance with Sections 305 et seqq. of the German Companies Transformation Act (Umwandlungsgesetz) and Articles L. 236-1 et seq. and L. 236-31 et seq. of the French Commercial Code, entered into between Sequans and German Merger Sub. German Merger Sub will survive the merger contemplated by the Merger Plan (the “Merger”) and as a result of such Merger, each Ordinary Share outstanding immediately prior to the consummation of the Merger will be exchanged into one duly authorized, validly issued and fully paid share of German Merger Sub and each ADS outstanding immediately prior to the consummation of the Merger will be exchanged into four duly authorized, validly issued and fully paid shares of German Merger Sub.

Pursuant to the Merger Plan, the completion of the Merger is subject to conditions precedent including notably (i) the completion of the Demerger, (ii) the consummation of the Offer and (iii) approval of the Merger by the Combined Meeting.

In accordance with French and German applicable laws on merger, one or more court-appointed merger appraiser (s) shall prepare and present to the shareholders of the involved companies a joint report of the Company and German Merger Sub on the Merger (and one on the terms of the Demerger and one on the valuation of the assets contributed). Their purpose is to (i) verify the completeness and correctness of the Merger Plan, (ii) assess the relevance of the net asset to be contributed to German Merger Sub and verify that it is not overestimated, (iii) verify that the value of the contributed net asset is at least equal to the amount of the increase in capital of German Merger Sub and (iv) assess the fairness of the exchange ratio for each company’s shareholders.

The Merger Plan will be filed with the Clerk of the Commercial Court of Nanterre (France) and will be made available to the shareholders of Sequans together with the relevant documentation as required under French law (including the Merger appraiser reports) at least 30 days before the date of the Combined Meeting. In addition, the Merger Plan will be filed with the commercial register (Handelsregister) of Düsseldorf (Germany) and, in consequence, published.

Upon the consummation of the Demerger and the Merger, Sequans will cease to exist as a société anonyme organized under the laws of France and the surviving entity shall be German Merger Sub, which will hold, as a result of the Merger, all of the outstanding ordinary shares of Sequans SAS.

Any holder of Ordinary Shares or ADSs that did not tender their Ordinary Shares or ADSs in the Offer will, as a result of the Demerger and the Merger, own an equivalent proportional equity ownership in German Merger Sub. Upon the consummation of the Merger, each then-outstanding Company RSA, Company Share Option and Company Warrant, in each case, after giving effect to the cancellation of any Company Share Options, Company Warrants and Company RSAs in the manner set forth in the Memorandum of Understanding, shall be assumed by German Merger Sub on substantially identical terms (including with respect to vesting) and containing substantially similar restrictions.

The Combined Meeting is being called in connection with the Post-Offer Reorganization in order to provide information regarding the Offer and for Sequans shareholders to vote to approve the Demerger Resolution, the Merger Resolution, the Share Capital Increases Resolutions, the Governance Resolution and the Powers Resolution as described below.

The Share Capital Increases Resolutions

The aim of the Share Capital Increases Resolutions is to increase the amount of the shareholders equity (capitaux propres) of the Company in order to allow the completion of the Demerger and of the Merger.

The Post-Merger Reorganization

Following the Demerger and the Merger and subject to Parent electing, in its sole discretion, to proceed with such reorganization, Purchaser and its affiliates will engage in a transaction whereby any holders of equity of German Merger Sub that are not affiliates of Parent will have their equity cancelled in exchange for statutory compensation in accordance with German law (referred to herein as the “Post-Merger Reorganization”). At this time, Purchaser and its affiliates plan to effectuate the Post-Merger Reorganization by way of a merger squeeze out, as further described below.

The Merger Squeeze Out

Subject to Parent electing, in its sole discretion, to not effect the Post-Merger Reorganization, prior to the Merger Squeeze Out (as defined below), Parent will (to the extent not already done so, as the case may be) cause Purchaser to change its legal form from a German limited liability (Gesellschaft mit beschränkter Haftung) into a German stock corporation (Aktiengesetz) organized under German law pursuant to Sections 190 et seqq. the German Companies Transformation Act (Umwandlungsgesetz). Following the Demerger and the Merger, Purchaser plans to effectuate a merger of German Merger Sub with and into Purchaser pursuant to Section 62 para. 1 of the German Companies Transformation Act (Umwandlungsgesetz) by way of conclusion of a merger agreement (Verschmelzungsvertrag) between Merger Sub as transferring entity and Purchaser as assuming entity followed by the resolution of the shareholders’ meeting (Hauptversammlung) of German Merger Sub to request the transfer of all shares of German Merger Sub held by persons other than Parent to Parent pursuant to Section 62 para. 5 of the German Companies Transformation Act (Umwandlungsgesetz) in conjunction with Sections 327a et seqq. of the German Stock Corporation Act (Aktiengesetz) against payment of statutory compensation in accordance with German law (the “Merger Squeeze Out”).

In accordance with German applicable laws, a court-appointed valuator shall verify the statutory consideration suggested by Parent payable to holders of shares of German Merger Sub (other than Parent and its affiliates) for the transfer of their shares to Parent in connection with the Merger Squeeze Out.

Closing and Effective Time of the Post-Offer Reorganization

The Post-Offer Reorganization is contemplated to be completed as soon as reasonably practicable following the consummation of the Offer. The Post-Offer Reorganization is contingent upon the successful consummation of the Offer as contemplated by the Memorandum of Understanding and may be abandoned by Purchaser at any time in its discretion. For clarity, if the Offer is not consummated, the transactions necessary to effectuate the Post-Offer Reorganization will not occur and the Memorandum of Understanding will be terminated.

Assuming satisfaction or waiver of the conditions to the Offer, including receipt of the necessary regulatory approvals, receipt of confirmation of the tax treatment regarding the Post-Offer Reorganization from Japanese tax authorities and the approval of Sequans shareholders of the Post-Offer Reorganization, the Merger and the Demerger are expected to be completed by the second quarter of 2024 and the Post-Merger Reorganization is expected to be completed by the end of 2024. For clarity, from and after the consummation of the Offer, Purchaser, in its discretion, may abandon or delay the implementation of the Post-Offer Reorganization or the Post-Merger Reorganization.

Alternative Post-Offer Reorganization

The Memorandum of Understanding provides that Parent may also effectuate, or cause to be effectuated, the Post-Merger Reorganization by means of any of the following, as an alternative to the Merger Squeeze Out (each an “Alternative Post-Merger Restructuring”):

(a) the resolution of the shareholders’ meeting (Hauptversammlung) of German Merger Sub to request the transfer of all shares of German Merger Sub held by persons other than Parent or its affiliates to Parent pursuant to Sections 327a et seqq. of the German Stock Corporation Act (Aktiengesetz) against payment of statutory compensation, which will be determined by Parent subject to verification by a court-appointed valuator. (the “Statutory Squeeze Out”);

(b) a profit and loss transfer and domination agreement (Ergebnisabführungs- und Beherrschungsvertrag) analogous/pursuant to Sections 291 et seqq. of the German Stock Corporation Act (Aktiengesetz) with Purchaser as the dominating and the Merger Sub as the dominated entity;

(c) a sale and transfer of any or all assets and/or liabilities between German Merger Sub and its affi liates or between German Merger Sub, on the one hand, and Purchaser or Parent, on the other hand, or their respective affiliates;

(d) a distribution of proceeds, cash and/or assets to the shareholders of German Merger Sub or share buybacks;

(e) a dissolution and/or liquidation of German Merger Sub;

(f) a contribution of cash and/or assets by Purchaser, Parent or by any affiliate of Parent in exchange for ordinary shares in German Merger Sub’s share capital by means of an ordinary capital increase of German Merger Sub under Sections 182 et seqq. German Stock Corporation Act, in which circumstances the subscription rights (Bezugsrechte) of German Merger Sub’s minority shareholders could be excluded subject to Section 186 paras. 3 and 4 German Stock Corporation Act;

(g) any transaction between German Merger Sub and Purchaser or their respective affiliates at terms that are not at arm’s length;

(i) any transactions, restructurings, share issues, procedures and/or proceedings in relation to German Merger Sub and/or one or more of its affiliates required to effect the aforementioned transactions; and

(j) any combination of the foregoing.

Effect on Sequans if the Offer is Not Completed

If the Offer is not completed, Sequans shareholders will not receive the Offer Price pursuant to the Offer and the Combined Meeting proposals will have no effect. Instead, Sequans would remain an independent company, ADSs would continue to be listed and traded on The New York Stock Exchange and registered under the Exchange Act and Sequans would continue to make required filings with the SEC.

Under certain circumstances set forth in the Memorandum of Understanding, Sequans will be required to pay Parent a termination fee in an amount equal to US$9.85 million.

Your vote, or abstention from voting, on the proposals presented at the Combined Meeting will have no effect on your ability to tender your Company Shares pursuant to the Offer. Your vote, or abstention from voting, on the proposals presented at the Combined Meeting will similarly in no way obligate you to tender your Company Shares in the Offer. The approval of the proposals presented at the Combined Meeting will only approve the transactions contemplated thereby if the Offer is consummated in accordance with the Memorandum of Understanding and the Offer.

Effect on Sequans if the Governance Resolution, the Demerger Resolution, the Merger Resolution, the Share Capital Increases Resolutions and the Powers Resolution are Not Approved

If each of the Governance Resolution, the Demerger Resolution, the Merger Resolution, the Share Capital Increases Resolutions and the Powers Resolution are not approved at the Combined Meeting, the Company may, following consultation with Parent, duly call and give notice of another general meeting to consider or reconsider the Resolutions. However, the failure to adopt the Resolutions at the Combined Meeting or any subsequent meeting called by the Board will have no effect on Parent and Purchaser’s obligations to consummate the Offer.

Further, following the consummation of the Offer by Purchaser, Purchaser will own a sufficient number of Company Shares to approve the Resolutions at any subsequent general meeting called to reconsider the Resolutions. As a result, Purchaser may effectuate the proposals, or any alternative shareholder proposals, without any additional vote of other holders of Company Shares following the consummation of the Offer.

Nonetheless, the Board encourages you vote to for “FOR” the Resolutions at the Combined Meeting (except for the Employees Share Capital Increase Resolution, for which the Board encourages you to vote “AGAINST”). Failure to do so could delay the transactions contemplated by the Memorandum of Understanding and such delay could have a negative impact on Sequans’ business and operations. Your vote, or abstention from voting, on the proposals presented at the Combined Meeting will have no effect on your ability to tender your Company Shares pursuant to the Offer. Your vote, or abstention from voting, on the proposals presented at the Combined Meeting will similarly in no way obligate you to tender your Company Shares in the Offer. The approval of the proposals presented at the Combined Meeting will only approve the transactions contemplated thereby if the Offer is consummated in accordance with the Memorandum of Understanding and the Offer.

QUESTIONS AND ANSWERS ABOUT THE COMBINED GENERAL MEETING AND THE TRANSACTIONS CONTEMPLATED BY THE MEMORANDUM OF UNDERSTANDING

The following questions and answers are intended to address briefly some commonly asked questions regarding the Offer, the Memorandum of Understanding and the ordinary and extraordinary general meeting (the “Combined Meeting”). These questions and answers may not address all questions that may be important to you as a shareholder of Sequans. Please refer to the “Summary” and the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement, which you should read carefully and in their entirety. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under “Where You Can Find More Information”.

Q. What does a Sequans ADS represent?

A. Each American Depositary Share (“ADS”) represents four (4) Ordinary Shares. Each Ordinary Share is entitled to one vote. As of January 2, 2024, 246,262,004 Ordinary Shares were outstanding.

Q. If I hold ADSs, how do my rights differ from those who hold Ordinary Shares?

A. ADS holders do not have the same rights as holders of our Ordinary Shares. French law governs the rights of holders of our Ordinary Shares. The Deposit Agreement among the Company, the Depositary and holders of ADSs, and all other persons directly and indirectly holding ADSs, sets out the rights of ADS holders as well as the rights and obligations of the Depositary. Each ADS represents four Ordinary Shares (or a right to receive four Ordinary Shares) deposited with Société Générale Securities Services as custodian for the Depositary under the Deposit Agreement or any successor custodian. Each ADS also represents any other securities, cash or other property which may be held by the Depositary in respect of the depositary facility. The Depositary is the holder of the Ordinary Shares underlying the ADSs. The Depositary’s corporate trust office at which the ADSs are administered is located at 240 Greenwich Street, New York, New York 10286, USA. The Depositary’s principal executive office is located at 240 Greenwich Street, New York, New York 10286, USA.

Q. What matters will be voted at the Combined Meeting?

Within the authority of the Ordinary Shareholders’ Meeting:

1.To approve the appointment of Stéphanie SESSLER as director (the “Appointment”), subject to the occurrence of the Offer Acceptance Time and the consummation of the Offer, to serve until the ordinary general meeting of shareholders called to approve the financial statements for the fiscal year ending December 31, 2026 (the “Governance Resolution”).

Within the authority of the Extraordinary Shareholders’ Meeting:

2.    To review and approve a draft partial asset contribution agreement and to approve the contribution subject thereof, governed by the demerger legal regime (apport partiel d’actifs soumis au régime des scissions), granted by the Company to Sequans Communications SAS, a wholly-owned subsidiary of the Company, of all of its assets and liabilities, rights and obligations of any kind and other legal relationships in relation to its business in accordance with the terms of the Demerger Agreement (as this term is defined herein) subject to the fulfillment or waiver of certain conditions precedent (the “Demerger”), and delegation of powers to the board of directors (the “Board”) to implement such contribution (the “Demerger Resolution”).

3.    To review and approve a draft cross-border merger plan by absorption and to approve the merger by absorption subject thereof, of the Company by Renesas Sting Merger AG, a stock corporation (Aktiengesellschaft) organized under the laws of Germany, in accordance with the terms of the Merger Agreement (as this term is defined herein) subject to the fulfillment or waiver of certain conditions precedent (the “Merger”) and delegation of powers to the Board to implement such cross-border merger (the “Merger Resolution” and, together with the Governance Resolution and the Demerger Resolution, the “Post-Offer Reorganization Resolutions”).

4.    To delegate their authority to the Board for the purpose of carrying out, on one or several occasions, a share capital increase in cash for a maximum nominal amount of 500,000 euros, with cancellation of the shareholders’ preferential subscription right in favour of a designated person, subject to the success of the Offer (as defined below) (the “Share Capital Increase Resolution 1”).

5.    To cancel their shareholders’ preferential subscription right in favor of a designated person (the “Preferential Subscription Right Cancellation Resolution”).

6.    To delegate their authority to the Board for the purpose of carrying out, on one or several occasions, a share capital increase of a maximum nominal amount of 500,000 euros, with the shareholders’ preferential subscription right maintained, subject to the success of the Offer (the “Share Capital Increase Resolution 2” and, together with the Share Capital Increase Resolution 1 and the Preferential Subscription Right Cancellation Resolution, the “Share Capital Increases Resolutions”).

7.    To delegate their authority to the Board for the purpose of carrying out a share capital increase under the conditions set out in Articles L. 3332-18 et seq. of the French Labor Code, with cancellation of the shareholders’ preferential subscription right in accordance with Article L. 225-129-6 of the French Commercial Code (the “Employees Share Capital Increase Resolution”).

Within the authority of the Ordinary Shareholders’ Meeting:

8.    To give powers to carry out all filing and publication formalities required by law (the “Powers Resolution”).

Q. How does the Board recommend that I vote?

A. The Board recommends that you vote “FOR” each of the Post-Offer Reorganization Resolutions, “FOR” each of the Share Capital Increases Resolutions and “FOR” the Powers Resolution and “AGAINST” the “Employees Share Capital Increase Resolution”.

Q. When and where is the Combined Meeting?

A. The Combined Meeting will be held at 15-55 boulevard Charles de Gaulle, 92700 Colombes, on February 12, 2024 at 11:00 a.m., Paris time.

Q. Who can vote at the Combined Meeting?

A. Holders of record of Ordinary Shares will be eligible to vote at the Combined Meeting (see question below “How many votes do I have?”). In deciding all matters at the Combined Meeting, each shareholder will be entitled to one vote for each share of our Ordinary Shares held by them on the record date.

If you are a registered holder of the ADSs on the books of the Depositary, The Bank of New York Mellon (the “Depositary”), on January 9, 2024 (the “ADS Record Date”), then at or prior to 11:59 a.m., New York time, on February 5, 2024, you may provide instructions to the Depositary as to how to vote the Ordinary Shares underlying your ADSs on the issues set forth in this proxy statement. The Depositary will mail you a voting instruction card if you hold ADSs in your own name on the Depositary’s share register (“Registered Holders”). If, however, on the ADS Record Date you held your ADSs through a bank, broker, custodian or other nominee/agent (“Beneficial Holders”), it is anticipated that such bank, broker, custodian or nominee/agent will forward voting instruction forms to you.

Registered Holders. Registered holders of ADSs must complete, sign and return a voting instruction form which must be received by the Depositary on or prior to 11:59 a.m., New York time, on February 5, 2024.

Beneficial Holders. If your ADSs are held on your behalf in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those ADSs held in “street name” and this proxy statement was forwarded to you by your broker or nominee. A holder of ADSs held through a broker, bank or other nominee (a “beneficial holder of ADSs”) should follow the instructions that its broker, bank or other nominee provides to vote the Ordinary Shares underlying its ADSs. The Depositary has fixed a record date for the determination of holders of ADSs who are entitled to give such voting instructions. We have been informed by the Depositary that it has set January 9, 2024 as the ADS record date for the Combined Meeting.

Q. How many votes do I have?

A. Each holder of our Ordinary Shares is entitled to cast one vote on each matter properly brought before the Combined Meeting for each share of our Ordinary Shares that such holder owns. Each holder of our ADSs is entitled to cast one vote on each matter properly brought before the Combined Meeting for each share of our Ordinary Shares represented by such ADS that such holder owned as of the record date of January 9, 2024.

Q. What is a quorum? What are the quorum requirements for the Resolutions?

A. A quorum is the minimum number of shares required to be present at the Combined Meeting to be properly held under our By-laws and French law.

The representation by proxy of (i) one-fifth of all issued and outstanding shares of our Ordinary Shares entitled to vote at the Combined Meeting on the decisions within the authority of the ordinary shareholders’ meeting (i.e., the Governance Resolution and the Powers Resolution) and (ii) one-quarter of all issued and outstanding shares of our Ordinary Shares entitled to vote at the Combined Meeting on the decisions within the authority of the extraordinary shareholders’ meeting (i.e., the Merger Resolution, the Demerger Resolution and the Share Capital Increases Resolutions), will constitute a quorum for the respective meetings.

Q. How do I vote?

A. If you hold Ordinary Shares, you have the right to (i) vote by submitting your proxy card by mail, (ii) grant your voting proxy directly to the chairman of the Combined Meeting, or (iii) grant your voting proxy to another shareholder, your spouse or your partner with whom you have entered into a civil union, provided in each case that you are the holder of record of such Ordinary Shares. If you choose to vote by mail, however, your proxy card must be received by the Company at its registered office by February 9, 2024 in order to be taken into account. So long as the Company receives your proxy card by that date, your shares, subject to French law, will be voted in accordance with your instructions. If you cast your vote by appointing the chairman of the Combined Meeting as your proxy, the chairman of the Combined Meeting will vote your Ordinary Shares in accordance with the Board’s recommendations. If you appoint another shareholder, your spouse or your partner with whom you are in a civil union to act as your proxy, such proxy must be written and made known to the Company.

If you are a holder of ADSs, you may give voting instructions to the Depositary or your broker, bank or other nominee, as applicable, with respect to the Ordinary Shares underlying your ADSs. If you held ADSs as of January 9, 2024, you have the right to instruct the Depositary — if you held your ADSs directly — or the right to instruct your broker, bank or other nominee — if you held your ADSs through such intermediary — how to vote. So long as the Depositary receives your voting instructions on or prior to 11:59 a.m., New York time on February 5, 2024, it will, to the extent practicable and subject to French law and the terms of the Deposit Agreement, vote the underlying Ordinary Shares as you instruct. If your ADSs are held through a broker, bank or other nominee, such intermediary will provide you with instructions on how you may give voting instructions with respect to the Ordinary Shares underlying your ADSs. Please check with your broker, bank or other nominee, as applicable, and carefully follow the voting procedures provided to you.

To the extent you provide the Depositary or your broker, bank or other nominee, as applicable, with voting instructions, the Depositary will vote the Ordinary Shares underlying your ADSs in accordance with your instructions.

You also may exercise the right to vote the Ordinary Shares underlying your ADSs by surrendering your ADSs and withdrawing the Ordinary Shares represented by your ADSs pursuant to the terms described in the Deposit Agreement. However, it is possible that you may not have sufficient time to withdraw your Ordinary Shares and vote them at the upcoming Combined Meeting as a holder of record of Ordinary Shares. Holders of ADSs may incur additional costs associated with the surrender and withdrawal process.

Q. How will my Ordinary Shares be voted if I do not vote?

A. If you hold Ordinary Shares and do not (i) vote by submitting your proxy card by mail, (ii) grant your voting proxy directly to the chairman of the Combined Meeting, or (iii) grant your voting proxy to another shareholder, your spouse or your partner with whom you have entered into a civil union, your Ordinary Shares will not be counted as votes cast and will have no effect on the outcome of the vote with respect to any matter.

If you hold Ordinary Shares and grant your voting proxy directly to the chairman of the Combined Meeting without specifying how you wish to vote with respect to a particular matter, your Ordinary Shares will be voted in accordance with the Board’s recommendations.

Q. How will the Ordinary Shares underlying my ADSs be voted if do not provide voting instructions to the Depositary or my broker, bank or other nominee

A. With respect to Ordinary Shares represented by ADSs for which no timely voting instructions are received by the Depositary from a holder of ADSs, the Depositary shall not vote such Ordinary Shares. The Depositary will not itself exercise any voting discretion in respect of any Ordinary Shares.

If you own ADSs in “street name” through a broker, bank or other nominee and you do not direct your broker how to instruct the Depositary how to vote the Ordinary Shares represented by your ADSs on the resolutions, your shares will not be voted on any resolution on which the broker does not have discretionary authority to provide voting instructions to the Depositary. We believe the resolutions are non-routine matters and your broker cannot provide voting instructions to the Depositary with respect to how to vote the Ordinary Shares represented by your ADSs for which you have not provided voting instructions. Broker non-votes on a particular resolution will not be counted as votes cast and will have no effect on the outcome of the vote with respect to such matter.

Q. How will my Ordinary Shares be voted if I grant my proxy to the chairman of the Combined Meeting?

A. If you are a holder of Ordinary Shares and you grant your proxy to the chairman of the Combined Meeting, the chairman of the Combined Meeting will vote your Ordinary Shares in accordance with the Board’s recommendations. As a result, your Ordinary Shares would be voted “FOR” each of the Demerger Resolution, the Merger Resolution, the Share Capital Increases Resolutions, the Governance Resolution and the Powers Resolution (and “AGAINST” the Employees Share Capital Increase Resolution).

Q. Can I revoke my proxy and change my vote?

A. If you hold Ordinary Shares and submit your proxy card to vote by mail or appoint a proxy in advance of the meeting, you will not be able to revoke your proxy and change your vote.

If you hold ADSs, directly or through a broker, bank or other nominee, you must follow the instructions provided by the Depositary or such broker, bank or other nominee if you wish to revoke your proxy and change your vote. The last instructions you submit prior to the deadline indicated by the Depositary or the broker, bank or other nominee, as applicable, will be used to instruct the Depositary how to vote the Ordinary Shares underlying your ADSs.

Q. From whom will I receive proxy materials for the Combined Meeting?

A. If you hold Ordinary Shares , you are considered the shareholder of record with respect to those Ordinary Shares and will receive these proxy materials directly from the Company.

If you hold ADSs in your own name registered on the books of the Depositary, you are considered the registered holder of the ADSs and will receive these proxy materials from the Depositary. If you hold ADSs through a broker, bank or other nominee, you are considered the beneficial owner of the ADSs and you will receive the proxy materials from your broker, bank or other nominee.

Q. How are proxies solicited for the Combined Meeting?

A. Our Board is soliciting proxies for use at the Combined Meeting. All expenses associated with this solicitation will be borne by us. Copies of solicitation materials will also be made available upon request to brokers, banks and other nominees to forward to the beneficial owners of the shares held of record by such brokers, banks or other nominees. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic communication, or other means by our directors, officers and employees.

No additional compensation will be paid to these individuals for any such services, although we may reimburse such individuals for their reasonable out-of-pocket expenses in connection with such solicitation. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

We will make arrangements with the Depositary, brokers, banks and other nominees for the forwarding of solicitation material to the direct and indirect holders of ADSs, and we will reimburse the Depositary and such intermediaries for their related expenses.

Q. What vote is required for Sequans’ shareholders to approve the Resolutions?

A. Approval of each of the Governance Resolution and the Powers Resolution requires the affirmative vote of a simple majority of the votes cast at the Combined Meeting. Approval of each of the Demerger Resolution, the Merger Resolution and the Share Capital Increases Resolutions requires the affirmative vote of two-thirds of the votes cast at the Combined Meeting.

If we fail to secure the number of votes required to adopt and approve the Governance Resolution, the Demerger Resolution, the Merger Resolution, the Share Capital Increases Resolutions and the Powers Resolution at the Combined Meeting, Sequans will, following consultation with Renesas Electronics Corporation (TSE: 6723), duly call and give notice of another general meeting to consider or reconsider the Governance Resolution, the Demerger Resolution, the Merger Resolution, the Share Capital Increases Resolutions and the Powers Resolution. If the Resolutions are not adopted at the Combined Meeting or at any subsequent meeting called by the Board, the Purchaser may decide not to consummate the Offer. If the Purchaser nevertheless decides to consummate the Offer, following the conclusion of the Offer, the Purchaser will own a sufficient number of shares to approve the resolutions, or any alternative shareholder resolutions, without any additional votes from the other shareholders of Sequans. However, the failure by Sequans shareholders to approve the Governance Resolution, the Demerger Resolution, the Merger Resolution, the Share Capital Increases Resolutions and the Powers Resolution at the Combined Meeting may reduce the likelihood of the Demerger and the Merger closing, and the Appointment being made, in a timely manner or at all or may delay or prevent the consummation of the Offer, and such delay could have a negative impact on Sequans’ businesses and operations.

Q. What is the proposed Offer and what effects will it have on Sequans?

A. The proposed acquisition transaction is the acquisition of Sequans by Purchaser (an affiliate of Renesas Electronics Corporation) pursuant to the Memorandum of Understanding by way of a tender offer. Purchaser commenced a tender offer for all of the outstanding Company Shares of Sequans (the “Offer”) on September 11, 2023 and, together with Parent, filed a Schedule TO with the U.S. Securities and Exchange Commission in connection with the Offer. Following the completion of the Offer, Sequans will consummate the transactions to reorganize the Company in accordance with the Memorandum of Understanding (the “Post-Offer Reorganization”). As a result of the Offer and the Post-Offer Reorganization, an affiliate of Renesas Electronics Corporation will be the sole owner of all of the businesses and operations of Sequans and Sequans will no longer be a publicly held corporation. In addition, following the Offer, our ADSs will be delisted from NYSE and deregistered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we will no longer file periodic reports with the SEC on account of our Ordinary Shares.

Q. What will I receive for my Ordinary Shares if the Offer and Post-Offer Reorganization is completed?

A. If you tender your Ordinary Shares in the Offer, subject to the terms and conditions of the Memorandum of Understanding, you will be entitled to receive the Offer Price for each Company Share that you own, upon completion of the Offer. If you do not tender your Ordinary Shares in the Offer, upon completion of the Offer and the Post-Offer Reorganization, subject to the terms and conditions of the Memorandum of Understanding, you will be entitled to receive the Offer Price for each Ordinary Share that you own. For example, if you own 100 Ordinary Shares, you will receive US$75.75 in cash in exchange for your Ordinary Shares, less any applicable withholding taxes. You will not own any shares of the capital stock in Sequans following the completion of the Post-Offer Reorganization. Please do NOT return any stock certificates you hold with your proxy.

Q What will I receive for my ADSs if the Offer and Post-Offer Reorganization is completed?

A. If you tender your ADSs in the Offer, subject to the terms and conditions of the Memorandum of Understanding, you will be entitled to receive the Offer Price for each ADS that you own, upon completion of the Offer. For example, if you own 100 ADSs, you will receive US$303 in cash in exchange for your ADSs, less any applicable withholding taxes. If you do not tender your ADSs in the Offer but the Minimum Condition was otherwise satisfied, Purchaser intends to, provided that the appropriate notice of termination has been delivered to the holders of ADSs prior to such time, during a subsequent offering period, offer to purchase the Ordinary Shares underlying any untendered ADSs held by the Depositary (the “Remaining Shares” and such tender offer, the “ADS Offer”), in exchange for the Offer Price. If Purchaser makes the ADS Offer for the Remaining Shares, then, pursuant to the Deposit Agreement, the Depositary will cancel the untendered ADSs, will sell all of the Remaining Shares to Purchaser in exchange for the Offer Price, and will hold such aggregate cash payment in trust for the benefit of the holders of such non-tendering ADS holders. The Depositary will arrange to distribute such amount to such holders on a pro rata basis, less any applicable withholding taxes. Any fees and expenses incurred in connection with the cancellation of the ADSs and distribution of the funds will be funded by Purchaser. If Purchaser makes, and the Depositary accepts, the ADS Offer, you will not own any ADSs following the completion of the Offer. Please do NOT return any stock certificates you hold with your proxy.

Q. How does the proposed consideration compare to the market price of our Ordinary Shares prior to the announcements of a potential sale transaction?

A. The Offer consideration of US$0.7575 per Ordinary Share and US$3.03 per ADS represents (i) a premium of 42.3% to the closing price on August 4, 2023, (ii) a 7.7 % premium to the volume weighted average price over the twelve months prior to

August 4, 2023 and (iii) a 32.6 % premium to the volume weighted average price over the six months prior to August 4, 2023, this date being the last trading day prior to the public announcement of the execution of the Memorandum of Understanding.

On January 2, 2024, the most recent practicable date before the filing of this proxy statement, the closing price for our ADSs on NYSE was US$[●] per ADS. You are encouraged to obtain current market quotations for our ADSs in connection with voting your Ordinary Shares or ADSs.

Q. What happens to my Company Shares if I don’t tender in the Offer?

A. After the consummation of the Offer, Purchaser intends to cause Sequans to terminate the listing of the ADSs on NYSE. As a result, we anticipate that there will not be an active trading market for the Company Shares. In addition, after the consummation of the Offer, Purchaser intends to cause Sequans to terminate the registration of the ADSs under the Exchange Act as promptly as practicable and take steps to cause the suspension of its reporting obligations with respect to the Company Shares with the SEC. As a result, with respect to the ADSs and pending a “no action” decision by the SEC with respect to the Ordinary Shares, Sequans would no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC. Further, Purchaser intends to, during a subsequent offering period, offer to purchase the Remaining Shares in exchange for the Offer Price. If Purchaser makes the ADS Offer for the Remaining Shares, then the Depositary will cancel the untendered ADSs, and will sell the Remaining Shares to Purchaser in exchange for the Offer Price. In this circumstance, the Depositary will accept, and arrange for the distribution of, the aggregate cash payment for the benefit of the holders of such Remaining Shares.

If the Offer is consummated as contemplated by the Memorandum of Understanding, Purchaser will effectuate a series of transactions intended to ensure that Purchaser will become the sole owner of the Company’s businesses and operations, and that in exchange therefore, each holder of Company Shares that did not tender their Company Shares in the Offer is entitled to receive (subject to the completion of such transactions) a compensation payable as statutory consideration, in accordance with German law and subject to any applicable tax withholding.

Q. When do you expect the Offer and the Post-Offer Reorganization to be completed?

A. We are working towards completing the transactions as soon as possible. Assuming timely receipt of required regulatory approvals and satisfaction of other closing conditions, including approval by our shareholders of the Resolutions, we currently anticipate that the Offer will be completed by the first quarter of 2024 and the Post-Offer Reorganization will be completed by the end of 2024.

Q. What happens if the Offer is not completed?

A. If the Offer is not consummated for any reason, the Demerger and the Merger and the other transactions contemplated by the Memorandum of Understanding will not occur and the holders of Ordinary Shares and ADSs will not receive any payment for the Company Shares in connection with the transactions contemplated by the Memorandum of Understanding. Instead, Sequans will remain an independent public company, and its ADSs will continue to be listed and traded on NYSE. Under specified circumstances, Sequans may be required to pay to Parent a US$9.85 million termination fee with respect to the termination of the Memorandum of Understanding. If the Offer is not consummated for any reason, it should also be noted that Sequans will have to quickly secure one or more new sources of financing to ensure its ongoing operations. Otherwise, Sequans anticipates that it will likely need to significantly downsize or discontinue its operations
.
Q. What conditions must be satisfied to complete the Offer and the Post-Offer Reorganization?

A. Sequans and Purchaser are not required to complete the Offer unless a number of conditions are satisfied or waived. These conditions include, among others: (i) the satisfaction of the Minimum Condition (this condition has not been satisfied yet on the date hereof), (ii) all waiting periods (and extensions thereof) applicable to the transactions contemplated by the Memorandum of Understanding will have expired or been terminated and all other applicable antitrust, competition or merger control or regulatory consents (certain consents have already been granted on the date hereof, as described more particularly under the heading Summary — Regulatory Approvals”) will have been received (or been deemed to have been received by virtue of the expiration or termination of any applicable waiting period), (iii) no governmental entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law or order that is in effect and has the effect of making the Offer illegal or otherwise prohibiting the consummation of the Offer or the other transactions contemplated by the Memorandum of Understanding (none has been enacted on the date hereof), (iv) since the date of the Memorandum of Understanding, there shall have not occurred a Material Adverse Effect (as such term is defined in the Memorandum of Understanding) (none has occurred on the date hereof), (v) the Demerger Resolution, the Merger Resolution, the Share Capital Increases Resolutions and the Governance Resolution shall have been adopted at the Combined Meeting (or a subsequent general meeting), (vi) Parent shall have received the Confirmatory Japanese Tax Ruling (such ruling has not been received yet on the date hereof); (vii) the Memorandum of Understanding shall not have been validly terminated (it has not been terminated on the date hereof), (viii) the executive officer of the Company shall have delivered to Parent and to Purchaser a certificate relating to the satisfaction of certain conditions (such certificate will be delivered upon completion of the Offer), and (ix) customary conditions in favor of each of the parties regarding the accuracy of the other party’s representations and warranties (subject in certain cases to materiality qualifiers) and the other party’s compliance or performance in all material respects with its covenants and agreements contained in the Memorandum of Understanding . For a more complete summary of the conditions that must be satisfied or waived prior to the completion of the Offer, see “Conditions to the Offer” in the Offer to Purchase attached as Exhibit (a)(1)(A) to the Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 filed by Renesas with the U.S. Securities and Exchange Commission on September 11, 2023 and subsequently amended.

The consummation of the Post-Offer Reorganization is conditioned on the successful consummation of the Offer by Purchaser in accordance with the terms of the Memorandum of Understanding.

Q. What happens if I sell my Ordinary Shares or ADSs before the Combined Meeting?

A. The record date for holders of Ordinary Shares and ADSs entitled to vote at the Combined Meeting are earlier than both the date of the Combined Meeting and the consummation of the Offer and the other transactions contemplated by the Memorandum of Understanding. If you transfer your Ordinary Shares or ADSs after the record date but before the Combined Meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your Ordinary Shares or ADSs and each of you notifies Sequans in writing of such special arrangements, you will retain your right to vote such Ordinary Shares or ADSs at the Combined Meeting but will transfer the right to receive the consideration to the person to whom you transfer your Ordinary Shares or ADSs.

Q. What happens if I sell my Ordinary Shares or ADSs after the Combined Meeting but before the consummation of the Offer?

A. If you transfer your Ordinary Shares or ADSs after the Combined Meeting but before the consummation of the Offer, you will have transferred the right to receive the Offer Price to the person to whom you transfer your Ordinary Shares or ADSs.

Q. What do I need to do now?

A. If you hold Ordinary Shares, you have the right to (i) vote by submitting your proxy card by mail, (ii) grant your voting proxy directly to the chairman of the Combined Meeting, or (iii) grant your voting proxy to another shareholder, your spouse or your partner with whom you have entered into a civil union, provided in each case that you are the holder of record of such Ordinary Shares. You may vote in person at the Combined Meeting so long as you do not submit your proxy card by mail or appoint a proxy in advance of the meeting. If you would like to submit your proxy card by mail and you are a registered holder of our Ordinary Shares, then you should mark the proxy card provided to you, date, and sign, and return it, in accordance with the instructions. If you choose to vote by mail, however, your proxy card must be received by the Company at its registered office by February 9, 2024 in order to be taken into account. So long as the Company receives your proxy card by that date, your shares, subject to French law, will be voted in accordance with your instructions. If you cast your vote by appointing the chairman of the Combined Meeting as your proxy, the chairman of the Combined Meeting will vote your Ordinary Shares in accordance with the Board’s recommendations. If you appoint another shareholder, your spouse, or your partner with whom you are in a civil union to act as your proxy, such proxy must be written and made known to the Company.

If you are a holder of ADSs, you may give voting instructions to the Depositary or your broker, bank, or other nominee, as applicable, with respect to the Ordinary Shares underlying your ADSs. If you held ADSs as of the ADS Record Date, you have the right to instruct the Depositary — if you held your ADSs directly — or the right to instruct your broker, bank, or other nominee — if you held your ADSs through such intermediary — how to vote. So long as the Depositary receives your voting instructions on or prior to 11:59 a.m., New York time, on February 5, 2024, it will, to the extent practicable and subject to French law and the terms of the Deposit Agreement, vote the underlying Ordinary Shares as you instruct. If your ADSs are held through a broker, bank, or other nominee, such intermediary will provide you with instructions on how you may give voting instructions with respect to the Ordinary Shares underlying your ADSs. Please check with your broker, bank, or other nominee, as applicable, and carefully follow the voting procedures provided to you.

To the extent you provide the Depositary or your broker, bank, or other nominee, as applicable, with voting instructions, the Depositary will vote the Ordinary Shares underlying your ADSs in accordance with your instructions.

You also may exercise the right to vote the Ordinary Shares underlying your ADSs by surrendering your ADSs and withdrawing the Ordinary Shares represented by your ADSs pursuant to the terms described in the Deposit Agreement. However, it is possible that you may not have sufficient time to withdraw your Ordinary Shares and vote them at the upcoming Combined Meeting as a holder of record of Ordinary Shares. Holders of ADSs may incur additional costs associated with the surrender and withdrawal process.

Q. Where can I find documents referenced in this proxy statement?

A. An English translation of the full text of the resolutions to be submitted to shareholders at the Combined Meeting is included in Annex A of this proxy statement and this proxy statement will be furnished with the SEC on a Form 6-K and made available on our website at https://sequans.com/company/investor-relations/. In addition, once available, the following documents will be posted on our website at https://sequans.com/company/investor-relations/: (i) information on the nominee to be appointed as director, (ii) an English translation of the Demerger Agreement, (iii) an English translation of the Merger Agreement and (iv) an English translation of the appraisal reports for each of the Demerger and the Merger.

You may obtain additional information, which we make available in accordance with French law, by contacting the Company at Sequans Communications S.A., 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France, or by emailing ir@sequans.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement and the other documents referenced herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the U.S. Securities Act, and Section 21E of the Exchange Act, that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “may”, “believe”, “can”, “intend”, “potential”, “designed to”, “expect”, “anticipate”, “estimate”, “predict”, “plan”, “targets”, “projects”, “likely”, “will”, “would”, “could”, “potential”, “continue”, “should”, “contemplate”, or similar expressions or phrases or the negative of these and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict and many of which we have no control over. You should not place undue reliance on our forward-looking statements. These factors, risks and uncertainties include, but are not limited to, the following: (1) the conditions to the completion of the Offer and the Post-Offer Reorganization may not be satisfied (in particular the Minimum Condition), or the regulatory approvals required for the Offer and the Post-Offer Reorganization may not be obtained on the terms expected or on the anticipated schedule; (2) the Japanese Tax Ruling may not be obtained as wished by Parent and Purchaser, (3) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Offer and the Post-Offer Reorganization; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Memorandum of Understanding between the parties to the Offer and the Post-Offer Reorganization and the related risk of having to pay the Company Expense Reimbursement (US$3,000,000) or the Termination Fee (US$9,850,000); (5) the effect of the announcement or pendency of the Offer and the Post-Offer Reorganization on our business relationships, operating results, and business generally; (6) risks that the proposed acquisition disrupts our current plans and operations and potential difficulties in our employee retention as a result of the proposed merger; (7) risks of raising interim financing to fund the Company’s operations until closing of the Offer, (8) risks related to diverting management’s attention from our ongoing business operations; (9) the complexity of the structuring of the Offer and Post-Offer Reorganization, (10) the outcome of any legal proceedings that may be instituted against us related to the Offer, the Post-Offer Reorganization or the Memorandum of Understanding; (11) the amount of the costs, fees, expenses and other charges related to the Offer and the Post-Offer Reorganization; (12) the restrictions imposed on the Company by the pre-closing covenants provided for by the Memorandum of Understanding; (13) general economic conditions, particularly those in the semi-conductor sector; (14) the trading price of our ADSs; and (15) other factors discussed from time to time in our reports filed with the SEC, including the factors discussed in our Annual Report on Form 20-F as filed with the SEC on March 31, 2023 for the fiscal year ending December 31, 2022 which is available at http://www.sec.gov.

Forward-looking statements reflect the views and assumptions of management as of the date of this proxy statement (unless specified otherwise) with respect to future events. Sequans does not undertake, and hereby disclaims, any obligation, unless required to do so by applicable securities laws, to update any forward-looking statements, whether as a result of new information, future events or other factors. The inclusion of any statement in this proxy statement does not constitute an admission by Sequans or any other person that the events or circumstances described in such statement are material.

You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this proxy statement (unless specified otherwise) or, in the case of documents referred to or incorporated by reference, the dates of those documents.

THE COMBINED GENERAL MEETING

Date, Time and Place of the Combined Meeting

This proxy statement is being furnished to our shareholders as part of the solicitation of proxies by the Board for use at the ordinary and extraordinary general meeting to be held at 15-55 boulevard Charles de Gaulle, 92700 Colombes on February 12, 2024 at 11:00 a.m., or at any adjournment or postponement thereof (the “Combined Meeting”).

Purpose of the Combined Meeting

At the Combined Meeting, in addition to providing information about the Memorandum of Understanding and the Offer, holders of our Ordinary Shares, nominal value €0.01 per share (the “Ordinary Shares”), including Ordinary Shares represented by ADSs, will be asked to consider and vote on the following resolutions:

Within the authority of the Ordinary Shareholders’ Meeting:

1.To approve the appointment of Stéphanie SESSLER as director (the “Appointment”), subject to the occurrence of the Offer Acceptance Time and the consummation of the Offer, to serve until the ordinary general meeting of shareholders called to approve the financial statements for the fiscal year ending December 31, 2026 (the “Governance Resolution”).

Within the authority of the Extraordinary Shareholders’ Meeting:

2.    To review and approve a draft partial asset contribution agreement and to approve the contribution subject thereof, governed by the demerger legal regime (apport partiel d’actifs soumis au régime des scissions), granted by the Company to Sequans Communications SAS, a wholly-owned subsidiary of the Company, of all of its assets and liabilities, rights and obligations of any kind and other legal relationships in relation to its business in accordance with the terms of the Demerger Agreement (as this term is defined herein) subject to the fulfillment or waiver of certain conditions precedent (the “Demerger”), and delegation of powers to the board of directors (the “Board”) to implement such contribution (the “Demerger Resolution”).

3.    To review and approve a draft cross-border merger plan by absorption and to approve the merger by absorption subject thereof, of the Company by Renesas Sting Merger AG, a stock corporation (Aktiengesellschaft) organized under the laws of Germany, in accordance with the terms of the Merger Agreement (as this term is defined herein) subject to the fulfillment or waiver of certain conditions precedent (the “Merger”) and delegation of powers to the Board to implement such cross-border merger (the “Merger Resolution” and, together with the Governance Resolution and the Demerger Resolution, the “Post-Offer Reorganization Resolutions”).

4.    To delegate their authority to the Board for the purpose of carrying out, on one or several occasions, a share capital increase in cash for a maximum nominal amount of 500,000 euros, with cancellation of the shareholders’ preferential subscription right in favour of a designated person, subject to the success of the Offer (as defined below) (the “Share Capital Increase Resolution 1”).

5.    To cancel their shareholders’ preferential subscription right in favor of a designated person (the “Preferential Subscription Right Cancellation Resolution”).

6.    To delegate their authority to the Board for the purpose of carrying out, on one or several occasions, a share capital increase of a maximum nominal amount of 500,000 euros, with the shareholders’ preferential subscription right maintained, subject to the success of the Offer (the “Share Capital Increase Resolution 2” and, together with the Share Capital Increase Resolution 1 and the Preferential Subscription Right Cancellation Resolution, the “Share Capital Increases Resolutions”).

7.    To delegate their authority to the Board for the purpose of carrying out a share capital increase under the conditions set out in Articles L. 3332-18 et seq. of the French Labor Code, with cancellation of the shareholders’ preferential subscription right in accordance with Article L. 225-129-6 of the French Commercial Code (the “Employees Share Capital Increase Resolution”).

Within the authority of the Ordinary Shareholders’ Meeting:

8.    To give powers to carry out all filing and publication formalities required by law (the “Powers Resolution”).

The Board recommends that you vote “FOR” each of the above resolutions, except for the Employees Share Capital Increase Resolution, for which the Board encourages you to vote “AGAINST”.

Our shareholders must approve the Post-Offer Reorganization Resolutions, the Share Capital Increases Resolutions and the Powers Resolution in order for the reorganization to occur. If we fail to secure the number of votes required to adopt and approve the Governance Resolution, the Demerger Resolution, the Merger Resolution, the Share Capital Increases Resolutions and the Powers Resolution at the Combined Meeting, the Company will, following consultation with Parent, duly call and give notice of a subsequent general meeting following the completion of the Offer to consider or reconsider the Governance Resolution, the

Demerger Resolution, the Merger Resolution, the Share Capital Increases Resolutions and the Powers Resolution. If the Resolutions are not adopted at the Combined Meeting or at any subsequent meeting called by the Board, the Purchaser may decide not to consummate the Offer. If the Purchaser nevertheless decides to consummate the Offer, following the conclusion of the Offer, Purchaser will own a sufficient number of shares to approve the resolutions, or any alternative shareholder resolutions, without any additional votes from the other shareholders of Sequans. However, the failure by Sequans shareholders to approve the Governance Resolution, the Demerger Resolution, the Merger Resolution, the Share Capital Increases Resolutions and the Powers Resolution at the Combined Meeting may reduce the likelihood of the Demerger and the Merger closing, and the Appointment being made, in a timely manner or at all or may delay or prevent the consummation of the Offer, and such delay could have a negative impact on Sequans’ businesses and operations. A copy of the Memorandum of Understanding is attached as Annex B to this proxy statement, which we encourage you to read carefully and in its entirety.

In addition to the vote on the reorganization transaction, information will also be provided about the Offer made by Purchaser. You are not being asked to tender your shares at the Combined Meeting.

Please note that only holders of Ordinary Shares are entitled to vote directly at the Combined Meeting. If you are a holder of ADSs, you may only vote via your broker, bank or other nominee.

Record Dates and Quorum

Holders of record of Ordinary Shares will be eligible to vote at the Combined Meeting. In deciding all matters at the Combined Meeting, each shareholder will be entitled to one vote for each share of our Ordinary Shares held by them on the record date.

Each ADS represents four Ordinary Shares (or a right to receive four Ordinary Shares) deposited with Société Générale Securities Services as custodian for the Depositary under the Deposit Agreement or any other successor custodian. Each ADS also represents any other securities, cash or other property which may be held by the Depositary in respect of the depositary facility. The Depositary is the holder of the Ordinary Shares underlying the ADSs. The Depositary’s corporate trust office at which the ADSs are administered is located at 240 Greenwich Street, New York, New York 10286, USA. The Depositary’s principal executive office is located at 240 Greenwich Street, New York, New York 10286, USA.

If you are a registered holder of the ADSs on the books of the Depositary on January 9, 2024 (the “ADS Record Date”), then at or prior to 11:59 a.m., New York time, on January 9, 2024, you may provide instructions to the Depositary as to how to vote the Ordinary Shares underlying your ADSs on the issues set forth in this proxy statement. The Depositary will mail you a voting instruction card if you hold ADSs in your own name on the Depositary’s share register (“Registered Holders”). If, however, on the ADS Record Date (defined below) you held your ADSs through a bank, broker, custodian or other nominee/ agent (“Beneficial Holders”), it is anticipated that such bank, broker, custodian or nominee/agent will forward voting instruction forms to you.

Registered Holders. Registered holders of ADSs must complete, sign, and return a voting instruction form which must be received by the Depositary on or prior to 11:59 a.m., New York time, on February 5, 2024.

Beneficial Holders. If our ADSs are held on your behalf in a stock brokerage account or by a bank, or other nominee, you are considered the beneficial owner of those ADSs held in “street name”, and this proxy statement was forwarded to you by your broker or nominee. A holder of ADSs held through a broker, bank, or other nominee (a “beneficial holder of ADSs”) should follow the instructions that its broker, bank, or other nominee provides to vote the Ordinary Shares underlying its ADSs. The Depositary has fixed a record date for the determination of holders of ADSs who shall be entitled to give such voting instructions. We have been informed by the Depositary that the ADS record date for the Combined Meeting is January 9, 2024 (the “ADS Record Date”).

The representation at the Combined Meeting of one-fifth of all issued and outstanding shares of Ordinary Shares entitled to vote at the Combined Meeting on the decisions within the authority of the ordinary shareholders’ meeting (i.e., the Governance Resolution and the Powers Resolution) and of one-quarter of all issued and outstanding shares of our Ordinary Shares entitled to vote at the Combined Meeting on the decisions within the authority of the extraordinary shareholders’ meeting (i.e., the Demerger Resolution, the Merger Resolution and the Share Capital Increases Resolutions) will constitute a quorum at the Combined Meeting, in accordance with our By-laws and French law. Abstentions are not counted as present for the purpose of determining whether a quorum is present.

Vote Required

Approval of each of the Governance Resolution and the Powers Resolution requires the affirmative vote of a simple majority of the votes cast at the Combined Meeting. Approval of each of the Demerger Resolution, the Merger Resolution and the Share Capital Increases Resolutions requires the affirmative vote of two-thirds of the votes cast at the Combined Meeting. The votes cast will not include those attached to shares for which the holder of ADSs or shareholder did not participate in the vote, abstained, or voted blank or void.

For each of the Resolutions, you may vote “FOR”, “AGAINST” or “ABSTAIN”. Abstentions will not be counted as votes cast in favor of the Post-Offer Reorganization Resolutions, the Share Capital Increases Resolutions and the Powers Resolution and will not count for the purpose of determining whether a quorum is present. Your vote is very important, regardless of the number of Ordinary Shares and ADSs you own. It is important that you are represented by proxy at the meeting, or submit your proxy card or voting instruction form, as applicable, in accordance with the procedures described herein.

Holders of Ordinary Shares: To address the possibility of another matter being presented at the Combined Meeting, holders of Ordinary Shares who choose to vote by mail may use their proxy card to (i) abstain from voting on such matters, (ii) vote “AGAINST” on such matters, (iii) grant a proxy to the chairman of the Combined Meeting to vote on any new matters that are proposed during the meeting, or (iv) grant a proxy to another shareholder, a spouse or a partner with whom the holder of Ordinary Shares is in a civil union to vote on such matters. If no instructions are given with respect to matters about which we are currently unaware, your Ordinary Shares will not be voted on such matters.

If a holder of Ordinary Shares chooses to grant a proxy to the chairman of the Combined Meeting, with respect to either all matters or only any additional matters not disclosed in this proxy statement, the chairman of the Combined Meeting shall issue a vote in favor of adopting such undisclosed resolutions submitted or approved by the Board and a vote against adopting any other such undisclosed resolutions.

Holders of ADSs: Ordinary Shares underlying ADSs will not be voted on any matter not disclosed in the proxy statement.

Voting

If you hold Ordinary Shares: you have the right to (i) vote by submitting your proxy card by mail, (ii) grant your voting proxy directly to the chairman of the Combined Meeting, or (iii) grant your voting proxy to another shareholder, your spouse or your partner with whom you have entered into a civil union, provided in each case that you are the holder of record of such Ordinary. If you would like to submit your proxy card by mail and you are a registered holder of our Ordinary Shares, then you should mark the proxy card provided to you, date and sign, and return it, in accordance with the instructions. If you choose to vote by mail, however, your proxy card must be received by the Company at its registered office by February 9, 2024 in order to be taken into account. So long as the Company receives your proxy card by that date, your shares, subject to French law, will be voted in accordance with your instructions. If you cast your vote by appointing the chairman of the Combined Meeting as your proxy, the chairman of the Combined Meeting will vote your Ordinary Shares in accordance with the Board’s recommendations. If you appoint another shareholder, your spouse or your partner with whom you are in a civil union to act as your proxy, such proxy must be written and made known to the Company.

If you are a holder of ADSs: you may give voting instructions to the Depositary or your broker, bank or other nominee, as applicable, with respect to the Ordinary Shares underlying your ADSs. If you held ADSs as of January 9, 2024, you have the right to instruct the Depositary — if you held your ADSs directly — or the right to instruct your broker, bank or other nominee — if you held your ADSs through such intermediary — how to vote. So long as the Depositary receives your voting instructions on or prior to 11:59 a.m., New York time, on February 5, 2024, it will, to the extent practicable and subject to French law and the terms of the Deposit Agreement, vote the underlying Ordinary Shares as you instruct. If your ADSs are held through a broker, bank or other nominee, such intermediary will provide you with instructions on how you may give voting instructions with respect to the Ordinary Shares underlying your ADSs. Please check with your broker, bank or other nominee, as applicable, and carefully follow the voting procedures provided to you.

To the extent you timely provide the Depositary or your broker, bank or other nominee, as applicable, with voting instructions, the Depositary will vote the Ordinary Shares underlying your ADSs in accordance with your instructions.

You also may exercise the right to vote the Ordinary Shares underlying your ADSs by surrendering your ADSs and withdrawing the Ordinary Shares represented by your ADSs pursuant to the terms described in the Deposit Agreement. However, it is possible that you may not have sufficient time to withdraw your Ordinary Shares and vote them at the upcoming Combined Meeting as a holder of record of Ordinary Shares. Holders of ADSs may incur additional costs associated with the surrender and withdrawal process.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF COMPANY SHARES YOU OWN. IT IS IMPORTANT THAT YOU ARE REPRESENTED BY PROXY AT THE MEETING. PLEASE COMPLETE AND RETURN, AS PROMPTLY AS POSSIBLE, THE PROXY CARD OR VOTING INSTRUCTION CARD, AS APPLICABLE IN ACCORDANCE WITH THE PROCEDURES DESCRIBED HEREIN.

Anticipated Date of Completion of the Tender Offer and the Post-Offer Reorganization

We are working towards completing the Offer and the Post-Offer Reorganization as soon as possible. Assuming timely receipt of required regulatory approvals and satisfaction of other closing conditions, we anticipate that the Offer will be completed by the first quarter of 2024 and the Post-Offer Reorganization will be completed by the end of 2024. If the Offer is consummated and our holders of Ordinary Shares and ADSs vote to approve the Post-Offer Reorganization Resolutions, the Post-Offer Reorganization will become effective as promptly as practicable, subject to the terms of the Memorandum of Understanding.

Annex A
English translation of the full text of resolutions to be voted on at the Combined Meeting

I. Ordinary matter

FIRST RESOLUTION
Appointment of Stéphanie SESSLER as director subject to condition precedent

The general shareholders’ meeting, voting in accordance with the quorum and majority requirements for ordinary general shareholders’ meetings, having knowledge of the Board of Directors’ report,

acknowledges that, pursuant to an agreement entered into on August 4, 2023 and entitled “Memorandum of Understanding” between the Company and Renesas Electronics Corporation (TSE: 6723) (as subsequently amended, the “Memorandum of Understanding” or the “MoU”), Renesas Electronics Europe GmbH (« Renesas Electronics Europe »), a private company with limited liability (Gesellschaft mit beschränkter Haftung - GmbH) organized under the laws of Germany, has launched a cash tender offer for all the Company’s shares (including the Company’s shares represented by American Depositary Shares) (the “Offer”), appoints, subject to the condition of the consummation of the Offer and effective as of the Offer Acceptance Time (as defined in and subject to the provisions of the MoU), Stéphanie SESSLER as a director of the Company for a period of three (3) years, i.e., until the ordinary general meeting of shareholders that will be held to approve the financial statements for the fiscal year ending December 31, 2026, decides to grant, as a result, all powers to the Board of Directors, with the option of sub-delegation in accordance with applicable laws and regulations, for the purpose of acknowledging the satisfaction of the aforementioned condition and, consequently, the appointment of Stéphanie SESSLER as director of the Company.

II. Extraordinary matters

SECOND RESOLUTION
Review and approval of a draft partial asset contribution agreement and approval of the contribution subject thereof, governed by the demerger legal regime (apport partiel d’actif soumis au régime des scissions), granted by the Company to Sequans Communications SAS, a wholly-owned subsidiary of the Company, of all of its assets and liabilities, rights and obligations of any kind and other legal relationships in relation to its business in accordance with the terms of the Demerger Agreement (as such term is defined below), subject to the fulfillment or waiver of certain conditions precedent and delegation of powers to the Board of Directors to implement such contribution

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, in accordance with the provisions of Articles L. 236-18 to L. 236-26 of the French Commercial Code, applicable by reference made in Article L. 236-27 of the French Commercial Code, having considered:

•the fact that the Company and Sequans Communications SAS, a wholly owned subsidiary of the Company under the legal form of a simplified joint stock company with a sole shareholder (société par actions simplifiée à associé unique) governed by French law, with a share capital of one euro, whose registered office is located at Les Portes de la Défense – 15-55 Boulevard Charles de Gaulle – 92700 Colombes, France, and which is registered with the Trade and Companies Registry of Nanterre under the number 979 284 114 (“Sequans SAS”) do not intend to apply the “simplified” regime for asset contributions under the demerger regime provided for in Article L. 236-28 of the French Commercial Code;

•the Company’s social and economic committee’s (comité social et économique) opinion dated August 10, 2023;

•the contribution agreement (including its schedules), drafted in French and in English, entered into as a private deed on December 28, 2023, between the Company and Sequans SAS (the “Demerger Agreement”), under the terms of which it is agreed, subject to the satisfaction or waiver of the conditions precedent set forth in Article 7 of the Demerger Agreement, that the Company shall contribute to Sequans SAS, under the terms and conditions of the Demerger Agreement, all of its assets and liabilities, rights and obligations of any kind and other legal relationships related to its business of developing and supplying cellular IoT connectivity solutions, providing chips and modules for massive 5G/4G and broadband IoT, as part of an asset contribution (apport partiel d’actif) governed by the legal regime for demergers (scissions) provided for in Articles L. 236-18 to L. 236-26 of the French Commercial Code (the “Contribution”);

•the Board of Directors’ report prepared pursuant to the provisions of Articles L. 236-9 I, paragraph 4 and R. 236-6 of the French Commercial Code;

•the report referred to in Article L. 225-147 of the French Commercial Code, drawn up by Mr. Fabrice Vidal of the firm Caderas Martin, appointed by order of the president of the Commercial Court of Nanterre dated September 13, 2023 to act as contributions auditor (commissaire aux apports) in connection with the Contribution;

•the interim financial statements of the Company dated September 30, 2023, the certified annual financial statements of the Company for the year December 31, 2022 and the approved and certified annual financial statements for the years ended December 31, 2021 and December 31, 2020 and the management reports for the last three financial years;

•the fact that Sequans SAS has been incorporated on September 14, 2023 and has therefore not yet closed any balance sheet or had any activity;

approves the report of the Board of Directors and the Demerger Agreement in all their provisions and the Contribution under the terms agreed therein, and in particular:

•the transfer to Sequans SAS, as part of the Contribution, all of its assets and liabilities, rights and obligations of any kind and other legal relationships related to its business of developing and supplying cellular IoT connectivity solutions, providing chips and modules for massive 5G/4G and broadband IoT, as a result of a universal succession of title (transmission universelle de patrimoine), under the terms and conditions of the Demerger Agreement, and subject the conditions precedent set forth in Article 7 of the Demerger Agreement (subject to, to the extent permitted by the Demerger Agreement or applicable law, the waiver of all or part of such conditions precedent);

•the net book value of the assets and liabilities contributed by the Company to Sequans SAS, estimated, at the date of the Demerger Agreement and based on the Company’s interim financial statements at September 30, 2023, at -1,928,430 euros (the “Provisional Net Assets”), it being reminded that, pursuant to Regulation 2014-03 of the French Accounting Standards Authority (Autorité des normes comptables) of June 15, 2014 relating to the French general chart of accounts (Plan comptable général), as amended, in case of a partial asset contribution constituting an autonomous business branch and involving companies under common control (as defined in such regulation), the contributions made in the context of the Contribution are valued on the basis of their net book value. The Company's interim financial statements at September 30, 2023 thus show that the Provisional Net Assets are negative. However, in connection with the Contribution and its completion, Renesas Electronics Europe has undertaken to the Company by separate deed dated December 22, 2023 to subscribe, directly or through an affiliate, to a share capital increase of the Company, in cash or by offsetting receivables against receivables that Renesas Electronics Europe or an affiliate holds against the Company, following the completion of the Offer and subject to the completion of the Offer and no later than before the Completion Date (as this term is defined in the Demerger Agreement), such that the final net assets will be equal to 2,000,000 euros (the "Adjusted Provisional Net Assets");

•the terms and conditions of the consideration for the Contribution, consisting in the issuance by Sequans SAS of 396,385 new ordinary shares by way of a share capital increase of Sequans SAS to the benefit of the Company, with a par value of one euro (1 €) each (i.e., a total nominal amount of 396,385 euros);

•the fact that the difference between the Adjusted Provisional Net Assets (i.e., 2,000,000 euros) and the nominal amount of the share capital increase of Sequans SAS (i.e., 1,603,615 euros) will be credited to a “contribution premium” account on which the rights of existing and new shareholders will be based, provided that Sequans SAS may deduct from this contribution premium the amounts necessary to fund the legal reserve and the expenses related to the Contribution, if any;

•the fact that the contribution premium on which the rights of Sequans SAS’ shareholder(s) will be based will be recorded as a liability on Sequans SAS’ balance sheet for its full amount;

•the fact that the valuation of the contribution premium, based on the estimated net assets on September 30, 2023, is subject to the final net assets being determined on the basis of the Company’s financial statements on December 31, 2023;

•the absence of joint and several liability (solidarité) between the Company and Sequans SAS pursuant to Article L. 236-26 of the French Commercial Code;

•the fact that the final completion of the Contribution will occur, subject to the fulfillment of the conditions precedent set forth in Article 7 of the Demerger Agreement, on the Completion Date (subject to, to the extent permitted by the Demerger Agreement or applicable law, the waiver of all or part of such conditions precedent);

•the fact that the Contribution shall be retroactive to January 1,2024, in accordance with the provisions of Articles L. 236-4 and R. 236-1 of the French Commercial Code and with Article 7 of the Demerger Agreement; and

•the fact that the new shares issued by Sequans SAS will carry, on the Completion Date, immediate dividend rights and will be fully assimilated to the existing ordinary shares, will enjoy the same rights and will bear the same expenses and will be entitled to all distributions made in payment from the date of their issuance;

decides to grant, as a result, all powers to the Board of Directors, with the option of sub-delegation in accordance with applicable laws and regulations, for the purpose of:

•acknowledging the satisfaction of the conditions precedent set forth in Article 7 of the Demerger Agreement (subject to, to the extent permitted by the Demerger Agreement or applicable law, the waiver of all or part of such conditions precedent);

•carrying out and/or cooperating with Sequans SAS in carrying out all formalities required for the Contribution or in order to regularize and/or make effective against third parties the transfer of the contributed assets, rights and obligations; and

•if necessary, reiterating the terms of the Contribution, drafting all reiterative, confirmative, rectifying or supplementing deeds to the Demerger Agreement and carrying out all findings, conclusions, communications and formalities, which may be necessary to finalize the Contribution.

THIRD RESOLUTION
Review and approval of a draft cross-border merger plan and approval of the merger by absorption subject thereof, of the Company by Renesas Sting Merger AG, a stock corporation (Aktiengesellschaft) organized under the laws of Germany, in accordance with the terms of the Merger Agreement (as this term is defined below), subject to the fulfillment or waiver of certain conditions precedent and delegation of powers to the Board of Directors to implement such cross-border merger

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, in accordance with the provisions of the French Commercial Code, and in particular its Articles L. 236-31 to L. 236-45, having considered:

•the Company’s social and economic committee’s (comité social et économique) opinion dated August 10, 2023;

•the joint cross-border merger agreement (including its annexes) drafted in French, in English and in German, entered into as a private deed on December 28, 2023, between the Company and Renesas Sting Merger AG, a stock corporation (Aktiengesellschaft) organized under the laws of Germany, having its registered office at Düsseldorf, with head office at Arcadiastraße 10, 40472 Düsseldorf, Germany, registered with the commercial register of the Düsseldorf Local Court under number HRB 102753 (« Renesas Sting Merger AG”, and together with the Company, the “Merging Companies”) (the “Merger Agreement”) relating to the proposed cross-border merger by way of absorption of the Company by and into Renesas Sting Merger AG (the “Cross-Border Merger”), as prepared by the Board of Directors of each of the Merging Companies;

•the report on the Cross-Border Merger, prepared by the Board of Directors of the Company in accordance with the provisions of Articles L. 236-36 and R. 236-24 of the French Commercial Code (including its annexes, the “Merger Report”), to which the Company’s social and economic committee’s opinion dated August 10, 2023, is attached;

•the reports relating to the terms and conditions of the Cross-Border Merger and the value of the contributions, drawn up by Mr. Fabrice Vidal of the firm Caderas Martin, appointed by order of the president of the Commercial Court of Nanterre dated September 13, 2023, pursuant to Articles L. 236-10 and L. 225-147 of the French Commercial Code (applicable by reference made in Article L. 236-31 of the French Commercial Code regarding cross-border mergers) and Article 311 of the German law relating to the transformation of companies (Umwandlungsgesetz), to act as merger auditor (commissaire à la fusion) in connection with the Cross-Border Merger;

•the interim financial statements of the Company dated September 30, 2023, the certified annual financial statements of the Company for the year December 31, 2022 and the approved and certified annual financial statements for the years ended December 31, 2021 and December 31, 2020 and the management reports for the last three financial years;

•the fact that Renesas Sting Merger AG has been incorporated on May 25, 2023 and has therefore not yet closed any balance sheet or had any activity;

approves the Merger Report and the Merger Agreement in all their provisions and the fact that the Company participates in the Cross-Border Merger under the terms agreed therein, and in particular:

•the transfer to Renesas Sting Merger AG, as part of the Cross-Border Merger, of all the Company’s assets and liabilities, rights, obligations and other legal relationships as a result of a universal succession of title (transmission universelle de patrimoine), with no restriction or exemption, under the terms and conditions of the Merger Agreement, and subject in particular to the satisfaction of the conditions precedent set forth in Article 10 of the Merger Agreement (including the completion of the Contribution) (subject to, to the extent permitted by the Merger Agreement or applicable law, the waiver of all or part of such conditions precedent);

•the effective date of the Cross-Border Merger, which will be the date of registration of the Cross-Border Merger with the commercial register (Handelsregister) to which Renesas Sting Merger AG belongs (the “Effective Date”), in accordance with the provisions of the Merger Agreement and it being specified that the Cross-Border Merger will only be effective once the completion of the conditions precedent set forth in Article 10 of the Merger Agreement (including the completion of the Contribution) (subject to, to the extent permitted by the Merger Agreement or applicable law, the waiver of all or part of such conditions precedent);

•the tax and accounting effective date of the Cross-Border Merger, as agreed between the Company and Renesas Sting Merger AG, which shall be the Effective Date; and

•the fact that as a result of the Cross-Border Merger, each ordinary share of the Company (to the exception of shares that are held by the Company as treasury shares (actions auto-détenues), if any), with a par value of one euro cent (0.01€), outstanding as of immediately prior to the Effective Date, will be exchanged for ordinary shares of Renesas Sting Merger AG, each with a par value of 1 euro, on the basis of three (3) ordinary shares of the Company for two (2) ordinary shares of Renesas Sting Merger AG (the “Exchange Ratio”), that the shares held in treasury shares by the Company shall be cancelled and shall cease to exist and that no consideration shall be delivered or deliverable in exchange therefor;

acknowledges that, subject to the satisfaction of the conditions precedent set forth in Article 10 of the Merger Agreement or, to the extent permitted by the Merger Agreement or applicable law, the waiver at such date of all or part of such conditions precedent:

•the final value of the transferred assets and liabilities of the Company and the net asset of the Company will be determined by the acquiring entity on the basis of the Company’s stand-alone financial statements, as of the Effective Date in application of French GAAP accounting principles;

•Renesas Sting Merger AG will increase its share capital as a consideration for the contribution made in the context of the Cross-Border Merger by issuing and allocating, on the Effective Date, for each issued and outstanding ordinary share of the Company, ordinary shares of Renesas Sting Merger AG, on the basis of three (3) ordinary shares of the Company for two (2) ordinary shares of Renesas Sting Merger AG, provided that no fractional ordinary shares of Renesas Sting Merger AG shall be issued and allocated and that, if applicable, a balancing payment (soulte) will be paid to concerned shareholders;

•each book-entry position (inscription en compte) previously evidencing one ordinary share of the Company registered with Société Générale Securities Services, as custodian account keeper (teneur de compte conservateur), likely to designate shares in the Company held in (i) pure registered form (nominatif pur) and (ii) administered registered form (nominatif administré) immediately prior to the Effective Date, shall thereafter correspond, without the requirement of any exchange thereof, to shares in Renesas Sting Merger AG, whose owner is registered in a share register (Aktienregister);

•the new Renesas Sting Merger AG ordinary shares allocated in the Cross-Border Merger will rank pari passu in all respects with all other issued and outstanding Renesas Sting Merger AG ordinary shares as of the Effective Date and no special rights or restrictions will apply to the new Renesas Sting Merger AG ordinary shares;

•the new Renesas Sting Merger AG ordinary shares will be fully paid and free of any encumbrance (i.e., third-party rights or attachments);

•Renesas Sting Merger AG shall be subrogated, as of the Effective Date, in all the rights and obligations of the Company; and

•subject to the final completion of the Cross-Border Merger, as of the Effective Date, the Company will be dissolved without liquidation;

decides to grant, as a result, all powers to the Board of Directors, with the option of sub-delegation in accordance with applicable laws and regulations, for the purpose of:

•as the case may be, acknowledging the final completion of the Cross-Border Merger and its consideration and to that effect, in particular, acknowledging the satisfaction of the conditions precedent set forth in Article 10 of the Merger Agreement (subject to, to the extent permitted by the Merger Agreement or applicable law, the waiver of all or part of such conditions precedent);

•negotiating, signing and amending any deed, declaration or contract necessary for the completion of the Cross-Border Merger;

•carrying out all the formalities required for the Cross-Border Merger or in order to regularize and/or make effective against third parties the transfer of assets, rights and obligations; and

•if necessary, reiterating the terms of the Cross-Border Merger, drafting all reiterative, confirmative, rectifying or supplementing deeds to the Merger Agreement and carrying out all findings, conclusions, communications and formalities, and in particular the declaration of conformity required by the applicable legal provisions, which may be necessary to finalize the Cross-Border Merger.
•
FOURTH RESOLUTION
Delegation of authority to the Board of Directors to carry out, on one or several occasions, a share capital increase in cash for a maximum nominal amount of 500,000 euros, with cancellation of the shareholders' preferential subscription right in favor of a designated person, subject to the successful completion of the public tender offer under US law initiated by Renesas Electronics GMBH on September 11; 2023

The general shareholders’ meeting,

voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings,

having considered:

•the Board of Directors' report,

•the statutory auditor's special report on the issuance of ordinary shares with cancellation of the preferential subscription right, as provided for in Articles L. 225-135 and L. 225-138 of the French Commercial Code,

after noting that the Company's share capital has been fully paid up,

resolves, subject to the condition precedent (i) of the adoption of the fifth resolution below cancelling the shareholders' preferential subscription right and (ii) of the success of the tender offer governed by US law initiated by Renesas Electronics Europe GmbH on September 11, 2023 (the "Offer"), to delegate to the Board of Directors, in accordance with Article L. 225-192-2 of the French Commercial Code, its authority to decide to issue, on one or more occasions and in the proportions and at the times it sees fit, new ordinary shares with a par value of one cent (0.01) euro each (the "Delegation"), resolves that the price of the new ordinary shares that may be issued under the Delegation will be set at the Offer price, i.e. a share value of $0.7575 per ordinary share, which will be converted into euros on the basis of the spot dollar-euro exchange rate prevailing on the day prior to the date on which the Merger Agreement is notarized in Germany, resolves that the maximum nominal amount of share capital increases carried out under this Delegation may not exceed 500,000 euros,

resolves that the new ordinary shares will be issued with dividend rights as from the date of final completion of the related share capital increase and, in respect of dividend entitlement, as from the first day of the current financial year, and that they will be subject to all the provisions of the by-laws and the decisions of the shareholders,

As a result of the foregoing, the general shareholders’ meeting resolves to give full powers to the Board of Directors to:

•acknowledge the success of the Offer;

•decide and implement, on one or more occasions, at such times and in such proportions as it shall see fit, the Delegation;

•set the amount of the issue(s) to be carried out under the Delegation, as well as the amount of any premium that may be requested on issue;

•determine the dates, terms and conditions of any share capital increase carried out pursuant to the Delegation;

•determine the method of payment of the shares to be issued;

•receive subscriptions for and payments in respect of the ordinary shares to be issued pursuant to any share capital increase carried out by virtue of the Delegation;

•at its sole discretion, charge the costs of share capital increases against the amount of premiums relating thereto and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new capital after each increase;

•acknowledge, if applicable, the early close of the subscription period for any share capital increase carried out under the authority of the Delegation, or, if applicable, extend it;

•record, where applicable, any payment by way of set-off against certain, liquid and payable receivables against the Company;

•obtain the certificate(s) attesting to the payment of funds and to the completion of any share capital increase carried out pursuant to the Delegation;

•duly record the subscription of ordinary shares and the final completion of any share capital increase carried out pursuant to the Delegation;

•if necessary, withdraw the funds following the completion of any share capital increase carried out by virtue of the Delegation;

•amend the Company's by-laws accordingly and complete all publication and other formalities;

•carry out, directly or through an authorized representative, all acts and formalities required to finalize any share capital increase carried out pursuant to this Delegation and, in general, do all that may be necessary;

•in general, take any measures and carry out any formalities required to implement this Delegation.

resolves that the Delegation will be valid until December 31, 2024.

FIFTH RESOLUTION
CANCELLATION OF THE SHAREHOLDERS' PREFERENTIAL SUBSCRIPTION RIGHT IN FAVOR OF A DESIGNATED PERSON

The general shareholders’ meeting,

voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings,

having considered:

•the Board of Directors' report,

•the statutory auditor's report on the issuance of ordinary shares with cancellation of the preferential subscription right, as provided for in Articles L. 225-135 and L. 225-138 of the French Commercial Code,

resolves to cancel the preferential subscription right in favor of Renesas Electronics Europe GmbH, a company incorporated under German law as a Gesellschaft mit beschränkter Haftung - GmbH, registered with the German Commercial Registry under number HRB 3708, and having its registered office at Arcadiastrasse 10 - 40472 Düsseldorf, Germany.

SIXTH RESOLUTION
Delegation of authority to the Board of Directors to carry out, on one or several occasions, a share capital increase in cash for a maximum nominal amount of 500,000 euros, with the shareholders’ preferential subscription right maintained, subject to the successful completion of the public tender offer under US law initiated by Renesas Electronics Europe GmbH on September 11, 2023

The general shareholders’ meeting,

voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings,

having considered the Board of Directors' report,

after noting that the Company's share capital has been fully paid up,

resolves, subject to the condition precedent of the success of Offer, to delegate to the Board of Directors its authority to decide to issue, in the proportions and at the times it sees fit, on one or more occasions, new ordinary shares with a par value of one cent (0.01) euro each (the "Delegation n°2"), resolves that the price of the new ordinary shares that may be issued under Delegation n°2 would be set at the Offer price, i.e. a share value of $0.7575 per ordinary share, which would be converted into euros on the basis of the spot dollar-euro exchange rate prevailing on the day prior to the date of authentication of the Merger Agreement before the German notary, resolves that the maximum nominal amount of share capital increases that may be carried out under Delegation n°2 may not exceed 500,000 euros,

resolves that the new ordinary shares will be issued with dividend rights as from the date of final completion of the related share capital increase and, in respect of dividend entitlement, as from the first day of the current financial year, and that they will be subject to all the provisions of the by-laws and the decisions of the shareholders,

As a result of the foregoing, the general shareholders’ meeting resolves to give full powers to the Board of Directors to :

•acknowledge the success of the Offer;

•decide and implement, on one or more occasions, at such times and in such proportions as it shall see fit, the Delegation n°2;

•set the amount of the issue(s) to be carried out under Delegation n°2, as well as the amount of any premium that may be requested on issue;

•determine the dates, terms and conditions of any share capital increase carried out pursuant to Delegation n°2;

•determine the method of payment of the shares to be issued;

•receive subscriptions for and payments in respect of the ordinary shares to be issued pursuant to any share capital increase carried out by virtue of the Delegation n°2;

•at its sole discretion, charge the costs of share capital increases against the amount of premiums relating thereto and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new capital after each increase;

•acknowledge, if applicable, the early close of the subscription period for any share capital increase carried out under the authority of the Delegation n°2, or, if applicable, extend it;

•record, where applicable, any payment by way of set-off against certain, liquid and payable receivables against the Company;

•obtain the certificate(s) attesting to the payment of funds and to the completion of any share capital increase carried out pursuant to the Delegation n°2;

•duly record the subscription of ordinary shares and the final completion of any share capital increase carried out pursuant to the Delegation n°2;

•if necessary, withdraw the funds following the completion of any share capital increase carried out by virtue of the Delegation n°2;

•amend the Company's by-laws accordingly and complete all publication and other formalities;

•carry out, directly or through an authorized representative, all acts and formalities required to finalize any share capital increase carried out pursuant to this Delegation n°2 and, in general, do all that may be necessary;

•in general, take any measures and carry out any formalities required to implement the present Delegation n°2.

resolves that Delegation n°2 is valid until December 31, 2024.

SEVENTH RESOLUTION
Delegation of authority to the Board of Directors to carry out a share capital increase under the conditions set out in Articles L.3332-18 et seq. of the French Labor Code, with cancellation of the shareholders’ preferential subscription right in accordance with Article L.225-129-6 of the French Commercial Code

The general shareholders’ meeting,

voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, in accordance with the provisions of the French Commercial Code, and in particular its Articles L. 236-31 to L. 236-45, having considered:

•the Board of Directors' report; and

•the statutory auditor's special report;

delegates its authority to the Board of Directors to carry out, subject to the Board's prior approval, a share capital increase, on one or more occasions, in the proportions and at the times it sees fit, up to a maximum amount of 1.5% of the Company's share capital, resolves to cancel the shareholders’ preferential right to subscribe to shares to be issued to members of a company savings plan set up in accordance with Articles L. 3332-1 et seq. of the French Labor Code, either directly or via a company mutual fund (Fonds Commun de Placement d'Entreprise) to be set up as part of the company savings plan, resolves that the subscription price of the new shares, which will confer the same rights as existing shares of the same class, determined in accordance with Articles L. 3332-19 and L. 3332-20 of the French Labour Code, will be set as follows:

•if the shares are admitted to trading on a regulated market, the subscription price may not exceed the average of the prices quoted over the twenty trading sessions preceding the date of the Board of Directors' meeting setting the opening date for subscription, nor may it be more than 30% below this average, or 40% below if the lock-up period provided for in the plan in accordance with Articles L. 3332-25 and L. 3332-26 of the French Labor Code is more than 10 years,

•as long as the shares are not admitted to trading on a regulated market, the subscription price will be determined in accordance with objective share valuation methods, taking into account the company's net worth, profitability and business prospects, weighted appropriately. These criteria may be assessed on a consolidated basis or, failing that, by taking into account financial data from significant subsidiaries, if any. Failing this, the subscription price is determined by dividing the amount of net assets revalued according to the most recent balance sheet by the number of existing shares. This amount must be determined each year under the supervision of the statutory auditor, grants the Board of Directors full powers to implement this delegation, and in particular to:

•determine the date and terms and conditions of the issues to be carried out under this delegation in accordance with legal and statutory requirements, and in particular set the subscription price in compliance with the rules defined above, the opening and closing dates for subscriptions, the dividend entitlement dates and the deadlines for paying up the shares,

•record the final completion of the share capital increases up to the amount of shares actually subscribed,

•amend the Company's by-laws accordingly and carry out all publication and other formalities,

•more generally, enter into any and all agreements and, in general, take any and all measures and carry out any and all formalities required to complete the share capital increase(s) decided pursuant to this delegation, and

•resolves that this delegation is granted for a period of eighteen (18) months from the date hereof and will expire at the end of this period,

resolves that this delegation cancels and replaces any earlier delegation to the same effect.

III. Ordinary matter

EIGHTH RESOLUTION
Powers for formalities

The general shareholders’ meeting, voting in accordance with the quorum and majority requirements for ordinary general shareholders’ meetings, grants full powers to the bearer of the original, an excerpt or a copy of these minutes for the purpose of performing all publication, filing and other necessary formalities.

Annex B
Memorandum of Understanding